Exhibit 99.5

PRESS RELEASE

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS SECOND QUARTER ENDED MARCH 24, 2012

Montreal, Quebec, April 26, 2012: Consolidated sales for the three-month period ended March 24, 2012, were $407 million, as compared to $452 million in the comparable period of the prior year. The Company generated a net loss of $14 million or $0.14 per share in the March 2012 quarter compared to net earnings of $6 million or $0.06 per share in the March 2011 quarter. Operating earnings before depreciation, amortization and other items (adjusted EBITDA) was $2 million for the three-month period ended March 24, 2012, as compared to adjusted EBITDA of $34 million a year ago and adjusted EBITDA of $12 million in the prior quarter.

Transition to IFRS

All financial information in this press release, including comparative figures pertaining to Tembec’s fiscal 2011 quarterly results, have been prepared in accordance with International Financial Reporting Standards (IFRS).

Business Segment Results

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $31 million on sales of $176 million for the quarter ended March 24, 2012, compared to adjusted EBITDA of $27 million on sales of $152 million in the prior quarter. Sales increased by $24 million primarily as a result of higher shipments.

The specialty cellulose market conditions remained favourable. A decrease in commodity viscose grade prices was offset by an increase in specialty grades. Currency was a negative factor for the Canadian mill as the Canadian dollar averaged US $0.998, a 2.1% increase from US $0.977 in the prior quarter. Currency also reduced reported sales of the French mill by $84 per tonne as the euro was 5% weaker versus the Canadian dollar. Overall, pricing was relatively unchanged quarter-over-quarter. Specialty cellulose shipments were equal to 89% of capacity as compared to 79% in the prior quarter. The relatively low level of shipments in the December 2011 quarter was due to unplanned equipment downtime at the two specialty cellulose facilities. Total cash costs were relatively unchanged quarter-over-quarter. Adjusted EBITDA increased by $2 million, primarily as a result of the previously noted increase in shipments.

The market conditions for Northern Bleached Softwood Kraft (NBSK) pulp weakened during the quarter. The benchmark price (delivered China) declined by US $26 per tonne. Combined with a stronger Canadian dollar and a lower sales mix factor, the total effect was a reduction in adjusted EBITDA of $6 million or $95 per tonne. NBSK shipments were equal to 94% of capacity as compared to 55% in the prior quarter. During the December 2011 quarter, the Company had taken 17 days of maintenance downtime in relation to the annual mill-wide shutdown of its NBSK mill, removing approximately 12,200 tonnes of production. The mill ran “full” in the March quarter and total cash costs were reduced by $7 million. Combined with higher shipments, adjusted EBITDA increased by $2 million.

The Paper segment generated adjusted EBITDA of $4 million on sales of $79 million for the quarter ended March 24, 2012, compared to adjusted EBITDA of $10 million on sales of $85 million in the prior quarter. Lower coated bleached board prices and newsprint shipments caused the $6 million reduction in sales. In terms of markets, coated bleached board weakened while newsprint remained stable despite continued weaker North American demand statistics. The US $ reference prices for coated bleached board declined by US $20 per short ton, while the reference price for newsprint was unchanged. The stronger Canadian dollar was a negative factor. The combined effect was a decrease in adjusted EBITDA of $3 million. Coated bleached board shipments were equal to 86% of capacity as compared to 87% in the prior quarter. The shipment to capacity percentage for newsprint was 85%, compared to 94% in the prior quarter. The weaker coated bleached board market conditions led to 1,200 tonnes of market related downtime in the most recent quarter. Mill level costs were relatively unchanged quarter-over-quarter.

The High-Yield Pulp segment generated negative adjusted EBITDA of $16 million on sales of $77 million for the quarter ended March 24, 2012, compared to negative adjusted EBITDA of $9 million on sales of $74 million in the prior quarter. Sales increased by $3 million, with higher shipments partially offset by lower selling prices. Market conditions for high-yield pulp remained weak in the most recent quarter. The US $ reference prices for bleached eucalyptus kraft (BEK) increased over the prior quarter by US $58 per tonne. However, the increase did not carry over to high-yield pulp as price compression had occurred in the prior quarter and the BEK increase only served to re-establish the normal differential in pricing. Currency was a negative factor as the Canadian dollar strengthened versus the US dollar. High-yield pulp prices declined by $40 per tonne, decreasing adjusted EBITDA by $6 million. High-yield pulp shipments were equal to 74% of capacity as compared to 65% in the prior quarter. Faced with continued weak market conditions, the Company reduced production to control inventory levels. During the most recent quarter, 9,300 tonnes of production were removed due to market downtime compared to 18,100 tonnes in the prior quarter. Total costs were relatively unchanged quarter-over-quarter. In the March 2012 quarter, the lower selling prices led to a $4 million charge relating to the reduction in carrying values of raw materials and finished goods inventories as they exceeded their estimated net realizable values. A $4 million charge was also recorded in the prior quarter. At the end of March 2012, the segment had accumulated $9 million of net realizable value reserves. Based on announced price increases, it is anticipated that the majority of these reserves will be reversed in the next two quarters.

The Forest Products segment generated negative adjusted EBITDA of $11 million on sales of $112 million for the quarter ended March 24, 2012, compared to negative adjusted EBITDA of $11 million on sales of $126 million in the prior quarter. The sale of the hardwood flooring operations in November 2011 reduced sales by $9 million. Lower shipments of SPF lumber were partially offset by higher lumber prices. Demand for SPF lumber remained relatively weak with shipments equal to 58% of capacity, as compared to 64% in the prior quarter. US $ reference prices for random lumber increased by US $31 per mbf on average while stud lumber increased by US $24 per mbf. Currency was a negative factor as the Canadian dollar increased versus the US dollar. The net price effect was an increase in adjusted EBITDA of $3 million or $13 per mbf. Costs increased by $3 million, primarily in the Eastern sawmills, which produced 11% less lumber. Adjusted EBITDA was unchanged quarter-over-quarter.

Outlook

The March 2012 quarterly results were lower than anticipated. While the relatively weak paper pulp markets were expected to reduce adjusted EBITDA, a stronger Canadian dollar was not in the forecast. As a result of the combined impact, the Company absorbed a $15 million decrease in adjusted EBITDA related to the selling prices of paper pulp and paper products. The current quarter adjusted EBITDA also absorbed a charge of $4 million relating to a net realizable value adjustment on high-yield pulp inventories. Looking ahead, markets for specialty cellulose remain strong except for the viscose grades, where new supply is leading to lower prices. The Company’s strategy of focusing on specialty grades has proven to be the right one. Based on announced price increases for paper pulp, the March quarter will likely represent “the trough” for the NBSK and high-yield pulp mills in terms of pricing. While the anticipated seasonal increase in lumber prices did occur in the latter part of the recent quarter, it was not as pronounced as in prior years. This is not viewed as a completely negative development as the reduced price volatility may lead to more stable pricing in the next several quarters. Markets for coated bleached board and newsprint remain relatively stable and we do not anticipate much change in the near term. The Company has recently disclosed a relatively large scale capital expenditure program, with a strong emphasis on its two specialty cellulose pulp mills. The cornerstone of the program is a $190 million cogeneration plant to be constructed at the Temiscaming, Quebec, site that is scheduled to start-up in December 2013. The project will materially improve the mill’s cost structure and margins. During the quarter, the purchase power agreement with Hydro-Quebec was finalized and $75 million of project financing was put in place. At the end of the March quarter, the Company also completed the sale of its two B.C. sawmills for proceeds of $66 million. These monies, along with the US $50 million raised through the issuance of additional senior notes, constitute the bulk of the funding required for the Company’s capital expenditure program.

Tembec is a large, diversified and integrated forest products company which stands as the global leader in sustainable forest management practices. The Company’s principal operations are located in Canada and France. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TMB. The full quarterly report, including the interim Management Discussion and Analysis, the interim financial statements and the accompanying notes for the quarter ended March 24, 2012, can be obtained on Tembec’s website at www.tembec.com or on SEDAR at www.sedar.com.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Investor Contact:	Michel J. Dumas
Executive Vice President, Finance and CFO
Tel: 819 627-4268
E-mail: michel.dumas@tembec.com

Media Contact:	Linda Coates
Vice President, Communications and Public Affairs
Tel.: 416 775-2819
E-mail: linda.coates@tembec.com

Management’s Discussion and Analysis
for the quarter ended March 24, 2012

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that impacted Tembec’s financial performance during its second fiscal quarter ended March 24, 2012. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended March 24, 2012, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 24, 2011, included in the Company’s Financial Report. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Effective September 25, 2011, Tembec adopted IFRS as the Company’s basis for financial reporting commencing with the interim financial statements for the three-month period ended December 24, 2011, and using September 26, 2010, as the transition date. Except where otherwise noted, all prior period comparative figures have been restated for IFRS. All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at April 26, 2012, the date of filing in conjunction with the Company’s press release announcing its results for the second fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Sales	422	452	448	421	401	407	-	-
Freight and other deductions	57	62	61	57	53	57	-	-
Lumber export taxes	3	4	3	3	2	3	-	-
Cost of sales	328	327	335	331	316	326	-	-
SG&A	18	19	18	17	18	18	-	-
Share-based compensation	4	6	(2)	(6)	-	1	-	-
Adjusted EBITDA	12	34	33	19	12	2	-	-
Depreciation & amortization	13	11	12	12	12	10	-	-
Other items	2	6	(7)	2	2	(5)	-	-
Operating earnings (loss)	(3)	17	28	5	(2)	(3)	-	-
Interest, foreign exchange & other	12	12	4	3	10	10	-	-
Exchange loss (gain) on long-term debt	(5)	(6)	1	11	(2)	(6)	-	-
Pre-tax earnings (loss)	(10)	11	23	(9)	(10)	(7)	-	-
Income tax expense	1	5	6	8	6	7	-	-
Net earnings (loss)	(11)	6	17	(17)	(16)	(14)	-	-

CONSOLIDATED RESULTS

On February 21, 2011, the Company announced the permanent closure of its Taschereau, Quebec, SPF sawmill. As a result, a charge of $2 million was recorded in the March 2011 financial results.

On March 29, 2011, the Company announced the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario. The purchaser paid $16 million in cash for the assets. As a result, the Company recorded a gain of $3 million in the June 2011 financial results.

On April 25, 2011, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company recorded a gain of $4 million relating to the reduction in its consolidated accrued benefit obligation in the June 2011 financial results.

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that was recorded in the Company’s December 2011 quarterly financial results.

On March 23, 2012, the Company sold its British Columbia (B.C.) Southern Interior wood products assets for proceeds of $66 million. The sale includes the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the March 2012 quarter.

TRANSITION TO IFRS

All financial information in this interim MD&A, including comparative figures pertaining to Tembec’s fiscal 2011 quarterly results have been prepared in accordance with IFRS. In the prior year, the Company had prepared its annual and interim financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The change in certain comparative figures from previous Canadian GAAP to IFRS is provided in the table below. For more details on IFRS adjustments at the transition date, refer to note 17 of the interim financial statements.

	$ millions
					Total
	Dec 10	Mar 11	Jun 11	Sep 11	Fiscal 11
Sales
Per IFRS	422	452	448	421	1,743
Per Canadian GAAP	422	452	448	421	1,743
Difference	-	-	-	-	-

Adjusted EBITDA
Per IFRS	12	34	33	19	98
Per Canadian GAAP	11	33	32	19	95
Difference	1	1	1	-	3

Operating earnings (loss)
Per IFRS	(3)	17	28	5	47
Per Canadian GAAP	(4)	16	31	6	49
Difference	1	1	(3)	(1)	(2)

Net earnings (loss)
Per IFRS	(11)	6	17	(17)	(5)
Per Canadian GAAP	(12)	7	19	(17)	(3)
Difference	1	(1)	(2)	-	(2)

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	December	March	Total	Price	Volume & Mix
	2011	2012	Variance	Variance	Variance
Forest Products	126	112	(14)	3	(17)
Specialty Cellulose and Chemical Pulp	152	176	24	(7)	31
High-Yield Pulp	74	77	3	(6)	9
Paper	85	79	(6)	(3)	(3)
Corporate	2	2	-	-	-
	439	446	7	(13)	20
Less: Intersegment Sales	(38)	(39)	(1)
Sales	401	407	6

Sales increased by $6 million as compared to the prior quarter. Currency had a negative effect on pricing as the Canadian dollar averaged US $0.998, a 2.1% increase from US $0.977 in the prior quarter. Forest Products segment sales decreased by $14 million on lower SPF lumber and flooring shipments. Specialty Cellulose and Chemical Pulp segment sales increased by $24 million due to higher shipments, partially offset by lower chemical pulp prices. High-Yield Pulp segment sales increased by $3 million as shipments increased and prices decreased. Paper segment sales declined by $6 million due to lower prices and shipments.

Adjusted EBITDA
$ millions	December	March	Total	Price	Cost & Volume
	2011	2012	Variance	Variance	Variance
Forest Products	(11)	(11)	-	3	(3)
Specialty Cellulose and Chemical Pulp	27	31	4	(7)	11
High-Yield Pulp	(9)	(16)	(7)	(6)	(1)
Paper	10	4	(6)	(3)	(3)
Corporate	(5)	(6)	(1)	-	(1)
	12	2	(10)	(13)	3

Adjusted EBITDA decreased by $10 million as compared to the prior quarter. The Forest Products segment adjusted EBITDA was unchanged as higher prices were offset by higher costs. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA increased by $4 million due to lower costs, partially offset by lower chemical pulp prices. High-Yield Pulp segment adjusted EBITDA declined by $7 million due to lower prices. Paper segment adjusted EBITDA decreased by $6 million as a result of lower prices and higher costs.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	December	March	Total	EBITDA	Depreciation	Other Items
	2011	2012	Variance	Variance	Variance	Variance
Forest Products	(16)	10	26	-	-	26
Specialty Cellulose and Chemical Pulp	22	27	5	4	1	-
High-Yield Pulp	(12)	(19)	(7)	(7)	-	-
Paper	9	4	(5)	(6)	1	-
Corporate	(5)	(25)	(20)	(1)	-	(19)
	(2)	(3)	(1)	(10)	2	7

The Company generated an operating loss of $3 million compared to an operating loss of $2 million in the prior quarter. The previously noted decline in adjusted EBITDA generated the decrease. Reduced depreciation expense and other items offset the majority of the adjusted EBITDA decline. A more detailed explanation of segment variances is included in the analysis that follows.

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	December	March
	2011	2012	Variance
Financial ($ millions)
Sales (1)	126	112	(14)

Adjusted EBITDA	(11)	(11)	-
Depreciation and amortization	3	3	-
Other (credit)	2	(24)	26
Operating earnings (loss)	(16)	10	26

Shipments
SPF lumber (mmbf)	249	227	(22)

Reference Prices
Western SPF KD #2 & better
(US $ per mbf)	238	266	28
KD #2 & better delivered G.L.
(US $ per mbf)	325	359	34
KD stud delivered G.L.
(US $ per mbf)	304	328	24
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $11 million on sales of $112 million for the quarter ended March 24, 2012, compared to negative adjusted EBITDA of $11 million on sales of $126 million in the prior quarter. The sale of the hardwood flooring operations in November 2011 reduced sales by $9 million. Lower shipments of SPF lumber were partially offset by higher lumber prices.

Demand for SPF lumber remained relatively weak with shipments equal to 58% of capacity, as compared to 64% in the prior quarter. US $ reference prices for random lumber increased by US $31 per mbf on average while stud lumber increased by US $24 per mbf. Currency was a negative factor as the Canadian dollar averaged US $0.998, a 2.1% increase from US $0.977 in the prior quarter. The net price effect was an increase in adjusted EBITDA of $3 million or $13 per mbf. Costs increased by $3 million, primarily in the Eastern sawmills, which produced 11% less lumber. Adjusted EBITDA was unchanged quarter-over-quarter.

During the March quarter, the Company incurred $3 million of lumber export taxes, as compared to $2 million in the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based upon selling prices. During the March quarter, the Company incurred a tax of 15% on Western lumber shipments and a tax of 6% on Eastern lumber shipments, both unchanged from the prior quarter. The increase in expense was driven by higher Western lumber shipments into the United States.

The Forest Products segment generated operating earnings of $10 million as compared to an operating loss of $16 million in the prior quarter. During the previous quarter, the Company sold its Toronto, Ontario, flooring plant and announced the closure of its Huntsville, Ontario, flooring plant. The combined effect was a charge of $2 million. At the end of the March 2012 quarter, the Company sold its two B.C. sawmills for proceeds of $66 million and recorded a gain of $24 million. The sawmills represented approximately 29% of the Company’s total SPF lumber capacity. During the March 2012 quarter, the operations generated sales of $32 million and negative adjusted EBITDA of $2 million. During the last 12 months ended March 2012, the operations generated sales of $118 million and negative adjusted EBITDA of $12 million.

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	December	March
	2011	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	128	154	26
Sales - Chemicals	24	22	(2)
	152	176	24

Adjusted EBITDA	27	31	4
Depreciation and amortization	5	4	1
Operating earnings	22	27	5

Shipments
Specialty cellulose pulp (000's tonnes)	61	69	8
Chemical pulp (000's tonnes)	34	57	23
Internal (000's tonnes)	4	6	2
Total	99	132	33

Reference Prices
NBSK - delivered China (US $ per tonne)	713	687	(26)
NBSK - delivered U.S. (US $ per tonne)	920	870	(50)
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $31 million on sales of $176 million for the quarter ended March 24, 2012, compared to adjusted EBITDA of $27 million on sales of $152 million in the prior quarter. Sales increased by $24 million primarily as a result of higher shipments.

The specialty cellulose market conditions remained favourable. A decrease in commodity viscose grade prices was offset by an increase in specialty grades. Currency was a negative factor for the Canadian mill as the Canadian dollar averaged US $0.998, a 2.1% increase from US $0.977 in the prior quarter. Currency also reduced reported sales of the French mill by $84 per tonne as the euro was 5% weaker versus the Canadian dollar. Overall, pricing was relatively unchanged quarter-over-quarter. Specialty cellulose shipments were equal to 89% of capacity as compared to 79% in the prior quarter. The relatively low level of shipments in the December 2011 quarter was due to unplanned equipment downtime at the two specialty cellulose facilities. Total cash costs were relatively unchanged quarter-over-quarter. Adjusted EBITDA increased by $2 million, primarily as a result of the previously noted increase in shipments.

The market conditions for Northern Bleached Softwood Kraft (NBSK) pulp weakened during the quarter. The benchmark price (delivered China) declined by US $26 per tonne. Combined with a stronger Canadian dollar and a lower sales mix factor, the total effect was a reduction in adjusted EBITDA of $6 million or $95 per tonne. NBSK shipments were equal to 94% of capacity as compared to 55% in the prior quarter. During the December 2011 quarter, the Company had taken 17 days of maintenance downtime in relation to the annual mill-wide shutdown of its NBSK mill, removing approximately 12,200 tonnes of production. The mill ran “full” in the March quarter and total cash costs were reduced by $7 million. Combined with higher shipments, adjusted EBITDA increased by $2 million.

Finished goods inventories were at approximately 24 days of supply at the end of March 2012, unchanged from the prior quarter.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $27 million compared to operating earnings of $22 million in the prior quarter. The previously noted increase in adjusted EBITDA accounted for the higher operating earnings.

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	December	March
	2011	2012	Variance
Financial ($ millions)
Sales (1)	74	77	3

Adjusted EBITDA	(9)	(16)	(7)
Depreciation and amortization	3	3	-
Operating loss	(12)	(19)	(7)

Shipments
External (000's tonnes)	117	134	17
Internal (000's tonnes)	14	15	1
Total	131	149	18

Reference Prices
BEK - delivered China (US $ per tonne)	547	605	58
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative adjusted EBITDA of $16 million on sales of $77 million for the quarter ended March 24, 2012, compared to negative adjusted EBITDA of $9 million on sales of $74 million in the prior quarter. Sales increased by $3 million, with higher shipments partially offset by lower selling prices.

Market conditions for high-yield pulp remained weak in the most recent quarter. The US $ reference prices for bleached eucalyptus kraft (BEK) increased over the prior quarter by US $58 per tonne. However, the increase did not carry over to high-yield pulp as price compression had occurred in the prior quarter and the BEK increase only served to re-establish the normal differential in pricing. Currency was a negative factor as the Canadian dollar averaged US $0.998, a 2.1% increase from US $0.977 in the prior quarter. High-yield pulp prices declined by $40 per tonne, decreasing adjusted EBITDA by $6 million. High-yield pulp shipments were equal to 74% of capacity as compared to 65% in the prior quarter. Faced with continued weak market conditions, the Company reduced production to control inventory levels. During the most recent quarter, 9,300 tonnes of production were removed due to market downtime compared to 18,100 tonnes in the prior quarter. Total costs were relatively unchanged quarter-over-quarter. In the March 2012 quarter, the lower selling prices led to a $4 million charge relating to the reduction in carrying values of raw materials and finished goods inventories as they exceeded their estimated net realizable values. A $4 million charge was also recorded in the prior quarter. At the end of March 2012, the segment had accumulated $9 million of net realizable value reserves. Based on announced price increases, it is anticipated that the majority of these reserves will be reversed in the next two quarters. Pulp inventories were at 39 days of supply at the end of March 2012, as compared to 30 days at the end of December 2011.

The High-Yield Pulp segment generated an operating loss of $19 million compared to an operating loss of $12 million in the prior quarter. The previously noted decrease in adjusted EBITDA accounted for the weaker operating results.

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – PAPER

	December	March
	2011	2012	Variance
Financial ($ millions)
Sales	85	79	(6)

Adjusted EBITDA	10	4	(6)
Depreciation and amortization	1	-	1
Operating earnings	9	4	(5)

Shipments
Coated bleached board (000's tonnes)	39	39	-
Newsprint (000's tonnes)	57	50	(7)
Total	96	89	(7)

Reference Prices
16 pt. Coated bleached board
(US $ per short ton)	1,150	1,130	(20)
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $4 million on sales of $79 million for the quarter ended March 24, 2012, compared to adjusted EBITDA of $10 million on sales of $85 million in the prior quarter. Lower coated bleached board prices and newsprint shipments caused the $6 million reduction in sales.

In terms of markets, coated bleached board weakened while newsprint remained stable despite continued weaker North American demand statistics. The US $ reference prices for coated bleached board declined by US $20 per short ton, while the reference price for newsprint was unchanged. Currency was unfavourable as the Canadian dollar averaged US $0.998, a 2.1% increase from US $0.977 in the prior quarter. The combined effect was a decrease in adjusted EBITDA of $3 million. Coated bleached board shipments were equal to 86% of capacity as compared to 87% in the prior quarter. The shipment to capacity percentage for newsprint was 85%, compared to 94% in the prior quarter. The weaker coated bleached board market conditions led to 1,200 tonnes of market related downtime in the most recent quarter. Mill level costs were relatively unchanged quarter-over-quarter.

The Paper segment generated operating earnings of $4 million, compared to operating earnings of $9 million in the prior quarter. The previously noted decrease in adjusted EBITDA led to the lower operating earnings.

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – CORPORATE

	December	March
	2011	2012
Financial ($ millions)
General and administrative expenses	5	5
Share-based compensation	-	1
Other items	-	19
Operating expenses	5	25

The Company recorded a $1 million expense for share-based compensation in the current quarter compared to a “nil” expense in the prior quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price. The $1 million charge in the March 2012 quarter relates primarily to an increase in share price as the value of the Company’s common shares increase from $2.77 to $3.45.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $3 million in the most recent quarter compared to $4 million in the prior quarter.

During the prior quarter, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick. This gain offset the previously noted $4 million in legacy costs.

The March 2012 quarter includes a $16 million charge relating to the write-down of a loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. During the most recent quarter, the cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	December	March
	2011	2012
Interest on debt	8	9
Foreign exchange items	1	1
Capitalized interest	-	(1)
Bank charges and other	1	1
	10	10

There were no significant interest variances quarter-over-quarter. The expense relates primarily to interest on the US 11.25% senior secured notes maturing in December 2018. The Company recently issued US $50 million of additional notes, bringing the total amount outstanding to US $305 million. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, losses are generated. This was the case in the last two quarters.

TRANSLATION OF FOREIGN DEBT

During the March 2012 quarter, the Company recorded a gain of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.980 to US $1.001.

During the December 2011 quarter, the Company recorded a gain of $2 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $0.980.

INCOME TAXES

During the March 2012 quarter, the Company recorded an income tax expense of $7 million on a loss before income taxes of $7 million. The income tax expense reflected a $9 million unfavourable variance versus an anticipated income tax recovery of $2 million based on the Company’s effective tax rate of 26.3% . The March 2012 quarter absorbed a $6 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the December 2011 quarter, the Company recorded an income tax expense of $6 million on a loss before income taxes of $10 million. The income tax expense reflected a $9 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 26.3% . The December 2011 quarter absorbed a $6 million unfavourable change in valuation allowance.

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

NET LOSS

The Company generated a net loss of $14 million or $0.14 per share for the quarter ended March 24, 2012. This compares to a net loss of $16 million or $0.16 per share for the quarter ended December 24, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	December 24, 2011		March 24, 2012
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(16)	(0.16)	(14)	(0.14)
Specific items (after-tax):
Gain on translation of foreign debt	(2)	(0.02)	(5)	(0.05)
Gain on sale of minority equity investment	(4)	(0.04)	-	-
Loss on sale/closure of hardwood flooring plants	1	0.01	-	-
Gain on sale of B.C. sawmills	-	-	(18)	(0.18)
Write-down of Temlam loan receivable	-	-	14	0.14
Costs for permanently idled facilities	3	0.03	2	0.02
Net loss excluding specific items - not in accordance with IFRS	(18)	(0.18)	(21)	(0.21)

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	March	March	Total	Price	Volume & Mix
	2011	2012	Variance	Variance	Variance
Forest Products	124	112	(12)	(1)	(11)
Specialty Cellulose and Chemical Pulp	177	176	(1)	1	(2)
High-Yield Pulp	102	77	(25)	(7)	(18)
Paper	83	79	(4)	-	(4)
Corporate	2	2	-	-	-
	488	446	(42)	(7)	(35)
Less: Intersegment Sales	(36)	(39)	(3)
Sales	452	407	(45)

Sales decreased by $45 million as compared to the same quarter a year ago. Currency was favourable as the Canadian dollar averaged US $0.998, a 1.6% decrease from US $1.014 in the prior year quarter. Forest Products segment sales decreased by $12 million as a result of lower shipments. Specialty Cellulose and Chemical Pulp segment sales decreased by $1 million due to lower shipments. High-Yield Pulp segment sales decreased by $25 million due to lower shipments and prices. Paper segment sales decreased by $4 million due to lower shipments.

Adjusted EBITDA
$ millions	March	March	Total	Price	Cost & Volume
	2011	2012	Variance	Variance	Variance
Forest Products	(9)	(11)	(2)	(1)	(1)
Specialty Cellulose and Chemical Pulp	44	31	(13)	1	(14)
High-Yield Pulp	2	(16)	(18)	(7)	(11)
Paper	9	4	(5)	-	(5)
Corporate	(12)	(6)	6	-	6
	34	2	(32)	(7)	(25)

Adjusted EBITDA decreased by $32 million from the prior year quarter. Forest Products segment adjusted EBITDA declined by $2 million from the prior year quarter with lower prices and higher costs. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA decreased by $13 million due to higher costs. High-Yield Pulp segment adjusted EBITDA declined by $18 million due to higher costs and lower prices. Paper segment adjusted EBITDA decreased by $5 million because of higher costs. Prior year corporate expenses included a charge of $6 million related to share-based compensation, whereas the current quarter charge was $1 million.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	March	March	Total	EBITDA	Depreciation	Other Items
	2011	2012	Variance	Variance	Variance	Variance
Forest Products	(16)	10	26	(2)	1	27
Specialty Cellulose and Chemical Pulp	40	27	(13)	(13)	-	-
High-Yield Pulp	-	(19)	(19)	(18)	(1)	-
Paper	8	4	(4)	(5)	1	-
Corporate	(15)	(25)	(10)	6	-	(16)
	17	(3)	(20)	(32)	1	11

The Company generated an operating loss of $3 million compared to operating earnings of $17 million in the same quarter a year ago. The previously noted decline in adjusted EBITDA caused the decrease. Reduced depreciation expense and other items partially offset the adjusted EBITDA decline. A more detailed explanation of segment variances is included in the analysis that follows.

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales (1)	124	112	(12)

Adjusted EBITDA	(9)	(11)	(2)
Depreciation and amortization	4	3	1
Other items (credit)	3	(24)	27
Operating earnings (loss)	(16)	10	26

Shipments
SPF lumber (mmbf)	230	227	(3)

Reference Prices
Western SPF KD #2 & better
(US $ per mbf)	297	266	(31)
KD #2 & better delivered G.L.
(US $ per mbf)	383	359	(24)
KD stud delivered G.L.
(US $ per mbf)	327	328	1
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $11 million on sales of $112 million. This compares to negative adjusted EBITDA of $9 million on sales of $124 million in the comparable quarter of the prior year. The sale of the hardwood flooring operation in November 2011 reduced sales by $10 million.

Demand for SPF lumber remained relatively weak with shipments equal to 58% of capacity, as compared to 57% in the year ago quarter. US $ reference prices for random lumber decreased by US $27 per mbf on average while the reference price for stud lumber was up US $1 per mbf. Currency was slightly favourable as the Canadian dollar averaged US $0.998, a 1.6% decrease from US $1.014 in the prior year quarter. As a result of the net effect, the average selling price of SPF lumber decreased by $4 per mbf, reducing adjusted EBITDA by $1 million. Cost of manufacturing was relatively unchanged. During the March 2012 quarter, the Company incurred $3 million of lumber export taxes, as compared to $4 million in the year ago quarter.

The Forest Products segment generated operating earnings of $10 million, as compared to an operating loss of $16 million in the prior year quarter. During the March 2011 quarter, the Company recorded a charge of $2 million relating to the permanent closure of the Taschereau, Quebec, sawmill. The charge was for severance and other closing costs. The prior year quarter also absorbed a charge of $1 million related to severance payments at an idled planer facility in Cranbrook, B.C. At the end of the March 2012 quarter, the Company sold its two B.C. sawmills for proceeds of $66 million and recorded a gain of $24 million.

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	154	154	-
Sales - Chemicals	23	22	(1)
	177	176	(1)

Adjusted EBITDA	44	31	(13)
Depreciation and amortization	4	4	-
Operating earnings	40	27	(13)

Shipments
Specialty cellulose pulp (000's tonnes)	67	69	2
Chemical pulp (000's tonnes)	67	57	(10)
Internal (000's tonnes)	1	6	5
Total	135	132	(3)

Reference Prices
NBSK - delivered China (US $ per tonne)	863	687	(176)
NBSK - delivered U.S. (US $ per tonne)	970	870	(100)
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $31 million on sales of $176 million. This compares to adjusted EBITDA of $44 million on sales of $177 million in the year ago quarter. Pulp sales were unchanged, with higher prices and shipments of specialty cellulose offsetting lower prices and shipments of chemical pulp. The specialty cellulose market conditions were favourable in the most recent quarter. An increase in specialty grade prices was partially offset by a decline in viscose grade prices. Overall, prices were up by $116 per tonne, increasing adjusted EBITDA by $8 million. Specialty cellulose shipments were equal to 89% of capacity as compared to 86% in the year ago quarter. There was no significant downtime at the two mills in either quarter. Total costs increased by $8 million and adjusted EBITDA was unchanged from the prior year quarter. The mills incurred higher fiber, chemical and supply costs. The Company’s strategy to produce more specialty grades has contributed to the increase in costs.

Market conditions for NBSK pulp were significantly weaker during the most recent quarter. The benchmark price (delivered China) declined by US $176 per tonne. With a slightly weaker Canadian dollar and a higher sales mix factor providing a partial offset, the net effect was a reduction in adjusted EBITDA of $8 million or $127 per tonne. NBSK shipments were equal to 94% of capacity as compared to 102% in the year ago quarter. There was no significant downtime at the mill in either quarter. Manufacturing costs increased by $4 million, primarily for maintenance material, fiber and chemicals. The combination of lower prices and higher costs reduced adjusted EBITDA by $12 million.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $27 million compared to operating earnings of $40 million in the comparable quarter of the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales (1)	102	77	(25)

Adjusted EBITDA	2	(16)	(18)
Depreciation and amortization	2	3	(1)
Operating earnings (loss)	-	(19)	(19)

Shipments
External (000's tonnes)	165	134	(31)
Internal (000's tonnes)	14	15	1
Total	179	149	(30)

Reference Prices
BEK - delivered China (US $ per tonne)	730	605	(125)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative adjusted EBITDA of $16 million on sales of $77 million. This compares to adjusted EBITDA of $2 million on sales of $102 million in the year ago quarter. The $25 million decrease in sales was caused by lower shipments and prices.

Market conditions for high-yield pulp were weaker than the comparable quarter a year ago. The US $ reference price for BEK decreased by US $125 per tonne compared to the prior year period. Currency was slightly favourable as the Canadian dollar averaged US $0.998, a 1.6% decrease from US $1.014 in the prior year period. Overall, lower high-yield pulp prices reduced adjusted EBITDA by $7 million or $47 per tonne. High-yield pulp shipments were equal to 74% of capacity as compared to 89% in the prior year quarter. During the most recent quarter, weak market conditions led to 9,300 tonnes of market downtime compared to “full” operations in the prior year. The lower productivity, combined with increases for energy, fiber and chemicals, led to higher mill costs of $8 million. In addition, the segment absorbed a charge of $4 million relating to the reduction of the carrying values of finished goods and raw material inventories as they exceeded their estimated net realizable values.

The High-Yield Pulp segment generated an operating loss of $19 million compared to “nil” operating earnings in the comparable quarter of the prior year. The previously noted decrease in adjusted EBITDA accounted for the decline in operating results.

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – PAPER

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales	83	79	(4)

Adjusted EBITDA	9	4	(5)
Depreciation and amortization	1	-	1
Operating earnings	8	4	(4)

Shipments
Coated bleached board (000's tonnes)	38	39	1
Newsprint (000's tonnes)	57	50	(7)
Total	95	89	(6)

Reference Prices
16 pt. Coated bleached board
(US $ per short ton)	1,150	1,130	(20)
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $4 million on sales of $79 million. This compares to adjusted EBITDA of $9 million on sales of $83 million in the same quarter a year ago. The $4 million decrease in sales results primarily from lower newsprint shipments.

In terms of market, coated bleached board weakened while newsprint remained stable despite lower North American demand statistics. The US $ reference price for coated bleached board declined by US $20 per short ton while the reference price for newsprint was unchanged. Currency was slightly favourable as the Canadian dollar averaged $0.998, a 1.6% decrease from US $1.014 in the prior year period. Overall, pricing was unchanged from the year ago quarter. Coated bleached board shipments were equal to 86% of capacity as compared to 85% in the year ago quarter. Newsprint shipment to capacity was 85% compared to 95% in the prior year quarter. The weaker coated bleached board market conditions led to 1,200 tonnes of market related downtime in the most recent quarter. The lower productivity increased costs by $2 million.

The Paper segment generated operating earnings of $4 million compared to operating earnings of $8 million in the prior year quarter. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – CORPORATE

	March	March
	2011	2012
Financial ($ millions)
General and administrative expenses	6	5
Share-based compensation	6	1
Other items	3	19
Operating expenses	15	25

The Company recorded a $1 million expense for share-based compensation in the current quarter, compared to a $6 million charge in the year ago quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price. The $1 million charge in the March 2012 quarter relates to an increase in the share price as the value of the Company’s common shares increase from $2.77 to $3.45.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $3 million in the most recent quarter, unchanged from the year ago quarter.

The March 2012 quarter includes a $16 million charge relating to the write-down of the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. During the most recent quarter, the cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	March
	2011	2012
Interest on debt	8	9
Foreign exchange items	-	1
Capitalized interest	-	(1)
Fees - new working capital facility	2	-
Change in fair value of warrants	1	-
Bank charges and other	1	1
	12	10

There were no significant interest variances. The expense relates primarily to interest on the US 11.25% senior secured notes maturing in December 2018. The Company recently issued US $50 million of additional senior secured notes, bringing the total amount outstanding to US $305 million. The prior year quarter expense includes a charge of $2 million that was incurred to renew and extend the term of the Company’s asset-based revolving credit agreement.

TRANSLATION OF FOREIGN DEBT

During the March 2012 quarter, the Company recorded a gain of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.980 to US $1.001.

During the March 2011 quarter, the Company recorded a gain of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.994 to US $1.019.

INCOME TAXES

During the March 2012 quarter, the Company recorded an income tax expense of $7 million on a loss before income taxes of $7 million. The income tax expense reflected a $9 million unfavourable variance versus an anticipated income tax recovery of $2 million based on the Company’s effective tax rate of 26.3% . The March 2012 quarter absorbed a $6 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the March 2011 quarter, the Company recorded an income tax expense of $5 million on earnings before income taxes of $11 million. The income tax expense reflected a $2 million unfavourable variance versus an anticipated income tax expense of $3 million based on the Company’s effective tax rate of 27.8% . The March 2011 quarter absorbed a $1 million unfavourable change in valuation allowance.

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

NET EARNINGS (LOSS)

The Company generated a net loss of $14 million or $0.14 per share for the quarter ended March 24, 2012, compared to net earnings of $6 million or $0.06 per share for the quarter ended March 26, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	March 26, 2011		March 24, 2012
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with IFRS	6	0.06	(14)	(0.14)
Specific items (after-tax):
Gain on translation of foreign debt	(5)	(0.05)	(5)	(0.05)
Taschereau sawmill closure charge	2	0.02	-	-
Cranbrook planer mill closure charge	1	0.01	-	-
Gain on sale of B.C. sawmills	-	-	(18)	(0.18)
Write-down of Temlam loan receivable	-	-	14	0.14
Costs for permanently idled facilities	2	0.02	2	0.02
Net earnings (loss) excluding specific items - not in accordance with IFRS	6	0.06	(21)	(0.21)

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

CONSOLIDATED SUMMARY

SALES
$ millions	March	March	Total	Price	Volume & Mix
	2011	2012	Variance	Variance	Variance
Forest Products	237	238	1	(4)	5
Specialty Cellulose and Chemical Pulp	325	328	3	18	(15)
High-Yield Pulp	209	151	(58)	(11)	(47)
Paper	170	164	(6)	3	(9)
Corporate	3	4	1	-	1
	944	885	(59)	6	(65)
Less: Intersegment Sales	(70)	(77)	(7)
Sales	874	808	(66)

Sales decreased by $66 million as compared to the same six-month period a year ago. Currency was favourable as the Canadian dollar averaged US $0.987, a 1.3% decrease from US $1.000 in the prior year period. Forest Products segment sales increased by $1 million as a result of higher shipments, partially offset by lower prices. Specialty Cellulose and Chemical Pulp segment sales increased by $3 million due to significantly higher prices, partially offset by lower shipments. High-Yield Pulp segment sales decreased by $58 million due to lower shipments and prices. Paper segment sales decreased by $6 million due to lower shipments, partially offset by higher prices.

Adjusted EBITDA
$ millions	March	March	Total	Price	Cost & Volume
	2011	2012	Variance	Variance	Variance
Forest Products	(20)	(22)	(2)	(4)	2
Specialty Cellulose and Chemical Pulp	64	58	(6)	18	(24)
High-Yield Pulp	9	(25)	(34)	(11)	(23)
Paper	13	14	1	3	(2)
Corporate	(20)	(11)	9	-	9
	46	14	(32)	6	(38)

Adjusted EBITDA of $14 million was $32 million lower than the same period a year ago. Forest Products segment adjusted EBITDA was down $2 million from the prior year period with lower prices partially offset by lower costs. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA declined by $6 million due to higher costs, partially offset by higher prices. High-Yield Pulp segment adjusted EBITDA declined by $34 million due mainly to higher costs and lower prices. Paper segment adjusted EBITDA increased by $1 million because of higher prices, partially offset by higher costs. Prior year corporate expenses included a charge of $10 million related to share-based compensation, whereas the current period charge was only $1 million.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	March	March	Total	EBITDA	Depreciation	Other Items
	2011	2012	Variance	Variance	Variance	Variance
Forest Products	(31)	(6)	25	(2)	2	25
Specialty Cellulose and Chemical Pulp	55	49	(6)	(6)	-	-
High-Yield Pulp	4	(31)	(35)	(34)	(1)	-
Paper	11	13	2	1	1	-
Corporate	(25)	(30)	(5)	9	-	(14)
	14	(5)	(19)	(32)	2	11

The Company generated an operating loss of $5 million compared to operating earnings of $14 million in the same period a year ago. The previously noted decline in adjusted EBITDA caused the decrease. Reduced depreciation expense and other items partially offset the adjusted EBITDA decline. A more detailed explanation of segment variances is included in the analysis that follows.

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

SEGMENT RESULTS – FOREST PRODUCTS

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales (1)	237	238	1

Adjusted EBITDA	(20)	(22)	(2)
Depreciation and amortization	8	6	2
Other items (credit)	3	(22)	25
Operating loss	(31)	(6)	25

Shipments
SPF lumber (mmbf)	448	476	28

Reference Prices
Western SPF KD #2 & better
(US $ per mbf)	283	252	(31)
KD #2 & better delivered G.L.
(US $ per mbf)	367	342	(25)
KD stud delivered G.L.
(US $ per mbf)	312	316	4
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $22 million on sales of $238 million. This compares to negative adjusted EBITDA of $20 million on sales of $237 million in the comparable six-month period of the prior year. Higher volumes of SPF lumber and by-products were partially offset by lower SPF lumber prices. The sale of the hardwood flooring operations in November 2011 reduced sales by $13 million.

Demand for SPF lumber remained relatively weak with shipments equal to 61% of capacity, as compared to 56% in the year ago period. US $ reference prices for random lumber decreased by US $28 per mbf on average while the reference price for stud lumber was up US $4 per mbf. Currency was slightly favourable as the Canadian dollar averaged US $0.987, a 1.3% decrease from US $1.000 in the prior year period. As a result of the net effect, the average selling price of SPF lumber decreased by $6 per mbf, reducing adjusted EBITDA by $3 million. Cost of manufacturing was relatively unchanged. During the six-month period ended March 2012, the Company incurred $5 million of lumber export taxes, as compared to $7 million in the year ago period.

The Forest Products segment generated an operating loss of $6 million, as compared to an operating loss of $31 million in the prior year period. During the six-month period ended March 2011, the Company recorded a charge of $2 million relating to the permanent closure of the Taschereau, Quebec, sawmill. The charge was for severance and other closure costs. The Company also absorbed a charge of $1 million related to severance payments at an idled planer facility in Cranbrook, B.C. During the six-month period ended March 2012, the Company sold its two B.C. sawmills for proceeds of $66 million and recorded a gain of $24 million. The Company also sold its Toronto, Ontario, flooring plant and announced the closure of its Huntsville, Ontario, flooring plant. The combined effect was a charge of $2 million.

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	280	282	2
Sales - Chemicals	45	46	1
	325	328	3

Adjusted EBITDA	64	58	(6)
Depreciation and amortization	9	9	-
Operating earnings	55	49	(6)

Shipments
Specialty cellulose pulp (000's tonnes)	128	130	2
Chemical pulp (000's tonnes)	117	91	(26)
Internal (000's tonnes)	5	10	5
Total	250	231	(19)

Reference Prices
NBSK - delivered China (US $ per tonne)	847	700	(147)
NBSK - delivered U.S. (US $ per tonne)	968	895	(73)
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $58 million on sales of $328 million. This compares to adjusted EBITDA of $64 million on sales of $325 million in the year ago period. The $3 million increase in sales was caused by higher prices of specialty cellulose pulp, partially offset by lower prices and volumes of chemical pulp.

The specialty cellulose market conditions were favourable in the most recent period. An increase in specialty grade prices was partially offset by a decline in viscose grade prices. Overall, prices were up by an average $192 per tonne, increasing adjusted EBITDA by $25 million. Specialty cellulose shipments were equal to 84% of capacity as compared to 83% in the year ago period. Total costs increased by $9 million, primarily for chemicals, supplies and fiber. The Company’s strategy to produce more specialty grades has contributed to the increase in costs. Overall, adjusted EBITDA increased by $16 million.

Market conditions for NBSK pulp were significantly weaker during the most recent period. The benchmark price (delivered China) declined by US $147 per tonne. With a slightly weaker Canadian dollar and a higher sales mix factor providing a partial offset, the net effect was a reduction in adjusted EBITDA of $10 million or $99 per tonne. NBSK shipments were equal to 75% of capacity as compared to 90% in the year ago period. The most recent period included 17 days of unplanned downtime due to problems with the mill’s recovery boiler, removing approximately 12,200 tonnes of production. In the prior year period, the mill had incurred nine days of planned maintenance downtime, reducing production by 6,400 tonnes. The lower productivity combined with higher fiber, chemical and supply costs, increased mill costs by $8 million. Lower shipments also reduced adjusted EBITDA, which declined by $20 million from the year ago six-month period.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $49 million compared to operating earnings of $55 million in the comparable six-month period of the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

SEGMENT RESULTS – HIGH-YIELD PULP

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales (1)	209	151	(58)

Adjusted EBITDA	9	(25)	(34)
Depreciation and amortization	5	6	(1)
Operating earnings (loss)	4	(31)	(35)

Shipments
External (000's tonnes)	333	251	(82)
Internal (000's tonnes)	28	29	1
Total	361	280	(81)

Reference Prices
BEK - delivered China (US $ per tonne)	744	576	(168)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative adjusted EBITDA of $25 million on sales of $151 million. This compares to adjusted EBITDA of $9 million on sales of $209 million in the year ago period. The $58 million decrease in sales was caused by lower shipments and prices.

Market conditions for high-yield pulp were weaker than the comparable period a year ago. The US $ reference price for BEK decreased by US $168 per tonne compared to the prior year period. However, the drop in US $ pricing for high-yield pulp was much less pronounced as prices had previously experienced significant declines. Currency was slightly favourable as the Canadian dollar averaged US $0.987, a 1.3% decrease from US $1.000 in the prior year period. Overall, lower high-yield pulp prices reduced adjusted EBITDA by $11 million or $39 per tonne. High-yield pulp shipments were equal to 69% of capacity as compared to 90% in the prior year period. During the most recent period, weak market conditions led to 27,500 tonnes of market related downtime. No market downtime had been taken in the prior year period. The lower productivity combined with higher fiber, chemical and energy costs increased mill costs by $12 million. In addition, the segment absorbed a charge of $8 million relating to the reduction of the carrying values of finished goods and raw material inventories as they exceeded their estimated net realizable values.

The High-Yield Pulp segment generated an operating loss of $31 million compared to operating earnings of $4 million in the comparable period of the prior year. The previously noted decrease in adjusted EBITDA accounted for the decline in operating results.

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

SEGMENT RESULTS – PAPER

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales	170	164	(6)

Adjusted EBITDA	13	14	1
Depreciation and amortization	2	1	1
Operating earnings	11	13	2

Shipments
Coated bleached board (000's tonnes)	80	78	(2)
Newsprint (000's tonnes)	114	107	(7)
Total	194	185	(9)

Reference Prices
16 pt. Coated bleached board
(US $ per short ton)	1,150	1,140	(10)
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $14 million on sales of $164 million. This compares to adjusted EBITDA of $13 million on sales of $170 million in the same period a year ago. The $6 million decrease in sales results primarily from lower shipments.

In terms of markets, coated bleached board weakened while newsprint remained stable despite lower North American demand statistics. The US $ reference price for coated bleached board declined by US $10 per short ton while the reference price for newsprint was unchanged. Currency was slightly favourable as the Canadian dollar averaged $0.987, a 1.3% decrease from US $1.000 in the prior year period. A higher mix factor for sales in coated bleached board improved adjusted EBITDA by $3 million. Coated bleached board shipments were equal to 87% of capacity as compared to 88% in the year ago period. Newsprint shipment to capacity was 89% compared to 95% in the prior year period. Total cash costs increased by $1 million from the year ago period.

The Paper segment generated operating earnings of $13 million compared to operating earnings of $11 million in the prior year period. The previously noted improvement in adjusted EBITDA and lower depreciation expense led to the higher operating earnings.

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

SEGMENT RESULTS – CORPORATE

	March	March
	2011	2012
Financial ($ millions)
General and administrative expenses	10	10
Share-based compensation	10	1
Other items	5	19
Operating expenses	25	30

The Company recorded a $1 million expense for share-based compensation in the current period, compared to a $10 million charge in the year ago period. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price. The $1 million charge in the March 2012 period relates to an increase in the share price as the value of the Company’s common shares increase from $2.42 to $3.45.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $7 million in the most recent period, as compared to $5 million in the prior year period.

The March 2012 period includes a $16 million charge relating to the write-down of the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. During the most recent quarter, the cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale. The six month period ended March 2012 includes a gain of $4 million relating to the sale of a minority equity interest in two dissolving pulp mills.

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	March
	2011	2012
Interest on debt	16	17
Foreign exchange items	5	2
Fees - new working capital facility	2	-
Capitalized interest	-	(1)
Bank charges and other	1	2
	24	20

There were no significant interest variances. The expense relates primarily to interest on the US 11.25% senior secured notes maturing in December 2018. The Company recently issued US $50 million of additional senior secured notes bringing the total amount outstanding to US $305 million. Foreign exchange items relate primarily to gains or losses on the translation of US $ monetary assets. When the Canadian dollar strengthens versus the US dollar, losses are generated. This was the case in the two six-month periods.

TRANSLATION OF FOREIGN DEBT

During the six-month period ended March 2012, the Company recorded a gain of $8 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $1.001.

During the six-month period ended March 2011, the Company recorded a gain of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.975 to US $1.019.

INCOME TAXES

During the six-month period ended March 2012, the Company recorded an income tax expense of $13 million on a loss before income taxes of $17 million. The income tax expense reflected a $18 million unfavourable variance versus an anticipated income tax recovery of $5 million based on the Company’s effective tax rate of 26.3% . The six-month period ended March 2012 absorbed $12 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the six-month period ended March 2011, the Company recorded an income tax expense of $6 million on earnings before income taxes of $1 million. The income tax expense reflected a $6 million unfavourable variance versus an anticipated nil income tax expense based on the Company’s effective tax rate of 27.8% . The six-month period ended March 2011 absorbed a $5 million unfavourable change in valuation allowance.

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

NET LOSS

The Company generated a net loss of $30 million or $0.30 per share for the six-month period ended March 24, 2012, compared to net loss of $5 million or $0.05 per share for the six-month period ended March 26, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Six months ended		Six months ended
	March 26, 2011		March 24, 2012
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(5)	(0.05)	(30)	(0.30)
Specific items (after-tax):
Gain on translation of foreign debt	(10)	(0.10)	(7)	(0.07)
Taschereau sawmill closure charge	2	0.02	-	-
Cranbrook planer mill closure charge	1	0.01	-	-
Gain on sale of minority equity investment	-	-	(4)	(0.04)
Loss on sale/closure of hardwood flooring plants	-	-	1	0.01
Gain on sale of B.C. sawmills	-	-	(18)	(0.18)
Write-down of Temlam loan receivable	-	-	14	0.14
Costs for permanently idled facilities	4	0.04	5	0.05
Net loss excluding specific items - not in accordance with IFRS	(8)	(0.08)	(39)	(0.39)

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)

	Jun 10	(1)	Sept 10	(1)	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12
Sales	545		444		422	452	448	421	401	407
Adjusted EBITDA	60		36		12	34	33	19	12	2
Operating earnings (loss)	56		15		(3)	17	28	5	(2)	(3)
Net earnings (loss)	59		2		(11)	6	17	(17)	(16)	(14)
Basic and fully diluted net earnings (loss) per share ($)	0.59		0.02		(0.11)	0.06	0.17	(0.17)	(0.16)	(0.14)
(1) Not restated for IFRS

FINANCIAL POSITION

	($ millions)
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12
Cash flow from operations before working capital changes	3	21	27	13	2	(16)	-	-
Less:
Net fixed asset additions	8	7	14	29	23	28	-	-
Interest on debt	8	8	8	8	8	9	-	-
Current income tax expense	1	-	-	7	3	4	-	-
Free cash flow (negative)	(14)	6	5	(31)	(32)	(57)	-	-

Cash Flow – Operations

Cash flow from operations before working capital changes in the first six months of fiscal 2012 was negative $14 million, compared to positive $24 million from the same period a year ago. After allowing for net fixed asset additions of $51 million, interest expense of $17 million and current income tax expense of $7 million, free cash flow in the first six-months of fiscal 2012 was negative $89 million compared to negative $8 million in the prior year. In the first six-months of fiscal 2012, non-cash working capital items used $94 million. The majority of the increase in working capital was related to inventories.

Net Fixed Asset Additions

During the first six months of fiscal 2012, net fixed asset additions totalled $51 million compared to $15 million in the same period a year ago. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The high level of capital expenditures in the last three quarters relates to several relatively large capital projects.

On March 16, 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulfite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50 megawatt electrical turbine. The boiler is scheduled to start-up in December 2013, followed by the turbine in May 2014. During the quarter, $11 million was spent on the project, bringing total cumulative expenditures to $16 million. It is currently estimated that the project will increase annual adjusted EBITDA by $40 million to $45 million once it becomes fully operational.

FINANCIAL POSITION

The Company is currently completing the installation of a new electrical turbine at the Tartas specialty cellulose mill at a total cost of $21 million. During the quarter, $3 million was spent on the project, bringing total cumulative expenditures to $15 million. The turbine is scheduled to be commissioned in the June 2012 quarter and be fully operational in the September 2012 quarter. Current forecasts are that the turbine will increase mill adjusted EBITDA by $8 million.

On October 9, 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits can be used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. The Company has utilized its full allotment of credits.

Liquidity

At the end of March 2012, the Company had total cash (including cash held in trust) of $127 million plus unused operating lines of $62 million, for total liquidity of $189 million. At September 2011, the date of the last audited financial statements, the Company had net cash of $105 million and unused operating lines of $124 million.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December	March
	2011	2011	2012
Borrowing base	186	180	199
Less: availability reserve	(22)	(23)	(23)
Net availability	164	157	176

Outstanding letters of credit	(34)	(38)	(45)
Amount drawn	(6)	(48)	(69)
Unused amount	124	71	62

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in February 2016. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $8 million at the end of the March 2012 quarter.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. In February 2012, the Company issued a further US $50 million of senior secured notes with the same terms and conditions as the original US $255 million notes. These additional notes are not yet registered under relevant securities legislation. The Company has undertaken to file an exchange offer registration statement with the U.S. Securities and Exchange Commission with respect to an offer to exchange the notes within a specified period. After registration, the new notes are expected to trade fungibly with the original US $255 million notes. The proceeds from the most recent offering are to be used for general corporate purposes, as additional liquidity to support the Company’s capital expenditure initiatives and to pay fees and expenses related to the issuance of the new notes. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and fixed assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles.

FINANCIAL POSITION

	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12
Net debt / total capitalization	30%	32%	28%	27%	34%	37%	-	-
Adjusted EBITDA / interest on indebtedness (times)	1.6	4.7	4.5	2.7	1.5	0.4	-	-

During the quarter, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire three million common shares of Tembec at a price of $7 per share. As at the end of March 2012, the Company had not drawn on the facility.

Credit Ratings

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “stable” outlook with respect to its ratings. S&P has a “negative” outlook with respect to its rating.

CAPITAL STOCK INFORMATION

As at April 26, 2012, issued and outstanding capital shares consisted of 100,000,000 common shares (100,000,000 as at September 24, 2011).

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended March 24, 2012, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

OUTLOOK

The March 2012 quarterly results were lower than anticipated. While the relatively weak paper pulp markets were expected to reduce adjusted EBITDA, a stronger Canadian dollar was not in the forecast. As a result of the combined impact, the Company absorbed a $15 million decrease in adjusted EBITDA related to the selling prices of paper pulp and paper products. The current quarter adjusted EBITDA also absorbed a charge of $4 million relating to a net realizable value adjustment on high-yield pulp inventories. Looking ahead, markets for specialty cellulose remain strong except for the viscose grades, where new supply is leading to lower prices. The Company’s strategy of focusing on specialty grades has proven to be the right one. Based on announced price increases for paper pulp, the March quarter will likely represent “the trough” for the NBSK and high-yield pulp mills in terms of pricing. While the anticipated seasonal increase in lumber prices did occur in the latter part of the recent quarter, it was not as pronounced as in prior years. This is not viewed as a completely negative development as the reduced price volatility may lead to more stable pricing in the next several quarters. Markets for coated bleached board and newsprint remain relatively stable and we do not anticipate much change in the near term. The Company has recently disclosed a relatively large scale capital expenditure program, with a strong emphasis on its two specialty cellulose pulp mills. The cornerstone of the program is a $190 million cogeneration plant to be constructed at the Temiscaming, Quebec, site that is scheduled to start-up in December 2013. The project will materially improve the mill’s cost structure and margins. During the quarter, the purchase power agreement with Hydro-Quebec was finalized and $75 million of project financing was put in place. At the end of the March quarter, the Company also completed the sale of its two B.C. sawmills for proceeds of $66 million. These monies, along with the US $50 million raised through the issuance of additional senior notes, constitute the bulk of the funding required for the Company’s capital expenditure program.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2011				Fiscal 2012
		Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Shares outstanding - end of quarter (millions)		100	100	100	100	100	100	-	-
Book value per share ($)		2.87	2.97	3.15	2.33	2.12	1.98	-	-
Foreign exchange:
1 C $ = US $	- average	0.986	1.014	1.033	1.023	0.977	0.998	-	-
	- period end	0.994	1.019	1.013	0.971	0.980	1.001	-	-

1 euro = US $	- average	1.359	1.367	1.438	1.418	1.350	1.309	-	-
	- period end	1.312	1.408	1.418	1.352	1.304	1.326	-	-

1 euro = C $	- average	1.378	1.348	1.392	1.386	1.382	1.312	-	-
	- period end	1.320	1.382	1.399	1.392	1.331	1.325	-	-

DEFINITIONS – NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of adjusted EBITDA:

	$ millions
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Operating earnings (loss)	(3)	17	28	5	(2)	(3)	-	-
Depreciation and amortization	13	11	12	12	12	10	-	-
Other items	2	6	(7)	2	2	(5)	-	-
Adjusted EBITDA	12	34	33	19	12	2	-	-

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense, current income tax expense and net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, cash equivalents, and cash held in trust.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Long-term debt	263	258	260	271	269	314	-	-
Net unamortized financing costs	13	13	13	13	13	11	-	-
Current portion of long-term debt	17	17	17	18	18	19	-	-
Operating bank loans / Bank indebtedness	3	5	2	6	48	69	-	-
Less: total cash	(61)	(32)	(72)	(105)	(86)	(127)	-	-
Net debt	235	261	220	203	262	286	-	-
Other long-term liabilities and credits	266	264	249	303	292	282	-	-
Shareholders' equity	287	297	316	233	212	198	-	-
Total capitalization	788	822	785	739	766	766	-	-

Net debt to total capitalization ratio	30%	32%	28%	27%	34%	37%	-	-

TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of Canadian dollars)

	March 24,	Sept. 24,	Sept. 26,
	2012	2011	2010

ASSETS
Current assets:
Cash and cash equivalents	$120	$99	$68
Cash held in trust	7	6	6
Trade and other receivables	185	182	209
Inventories (note 4)	294	261	255
Prepaid expenses	9	6	7
	615	554	545
Property, plant and equipment (note 5)	486	491	496
Biological assets	4	4	7
Employee future benefits	1	1	-
Other long-term receivables	12	28	28
Deferred tax assets	9	15	27
	$1,127	$1,093	$1,103

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans (note 6)	$69	$6	$1
Trade, other payables and accrued charges	233	246	233
Interest payable	10	8	3
Provisions (note 8)	2	8	5
Current portion of long-term debt (note 7)	19	18	17
	333	286	259

Long-term debt (note 7)	314	271	271
Provisions (note 8)	15	16	17
Employee future benefits	265	285	248
Other long-term liabilities	2	2	8
	929	860	803
Shareholders' equity:
Share capital (note 9)	564	564	564
Deficit	(363)	(333)	(264)
Accumulated other comprehensive earnings (loss)	(3)	2	-
	198	233	300
	$1,127	$1,093	$1,103

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

Quarters and six months ended March 24, 2012 and March 26, 2011
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

	Quarters		Six months
	2012	2011	2012	2011
Sales	$407	$452	$808	$874
Freight and other deductions	57	62	110	119
Lumber export taxes	3	4	5	7
Cost of sales (excluding depreciation and amortization)	326	327	642	655
Selling, general and administrative	18	19	36	37
Share-based compensation (note 9)	1	6	1	10
Depreciation and amortization	10	11	22	24
Other items (note 11)	(5)	6	(3)	8
Operating earnings (loss)	(3)	17	(5)	14

Interest, foreign exchange and other	10	12	20	24
Exchange gain on long-term debt	(6)	(6)	(8)	(11)
Net finance costs (note 12)	4	6	12	13
Earnings (loss) before income taxes	(7)	11	(17)	1

Income tax expense (note 13)	7	5	13	6
Net earnings (loss)	$(14)	$6	$(30)	$(5)

Basic and diluted net earnings (loss) in dollars per share (note 9)	$(0.14)	$0.06	$(0.30)	$(0.05)

TEMBEC INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

Quarters and six months ended March 24, 2012 and March 26, 2011
(unaudited) (in millions of Canadian dollars)

	Quarters		Six months
	2012	2011	2012	2011
Net earnings (loss)	$(14)	$6	$(30)	$(5)

Other comprehensive earnings (loss):
Foreign currency translation differences for foreign operations	-	4	(5)	2

Total comprehensive earnings (loss)	$(14)	$10	$(35)	$(3)

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited) (in millions of Canadian dollars)

	Quarter ended March 24, 2012
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, December 24, 2011	$564	$(3)	$(349)	$212

Net loss for the period	-	-	(14)	(14)
Other comprehensive earnings:
Foreign currency translation differences for foreign operations	-	-	-	-

Balance - end of period, March 24, 2012	$564	$(3)	$(363)	$198

	Quarter ended March 26, 2011
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, December 25, 2010	$564	$(2)	$(275)	$287

Net earnings for the period	-	-	6	6
Other comprehensive earnings:
Foreign currency translation differences for foreign operations	-	4	-	4

Balance - end of period, March 26, 2011	$564	$2	$(269)	$297

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited) (in millions of Canadian dollars)

	Six months ended March 24, 2012
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 24, 2011	$564	$2	$(333)	$233

Net loss for the period	-	-	(30)	(30)
Other comprehensive loss:
Foreign currency translation differences for foreign operations	-	(5)	-	(5)

Balance - end of period, March 24, 2012	$564	$(3)	$(363)	$198

	Six months ended March 26, 2011
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 26, 2010	$564	$-	$(264)	$300

Net loss for the period	-	-	(5)	(5)
Other comprehensive earnings:
Foreign currency translation differences for foreign operations	-	2	-	2

Balance - end of period, March 26, 2011	$564	$2	$(269)	$297

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and six months ended March 24, 2012 and March 26, 2011
(unaudited) (in millions of Canadian dollars)

	Quarters		Six months
	2012	2011	2012	2011
Cash flows from operating activities:
Net earnings (loss)	$(14)	$6	$(30)	$(5)
Adjustments for:
Depreciation and amortization	10	11	22	24
Net finance costs (note 12)	4	6	12	13
Income tax expense (note 13)	7	5	13	6
Income tax paid	(10)	-	(10)	-
Excess cash contributions over employee future benefits expense	(7)	(6)	(17)	(10)
Other	(6)	(1)	(4)	(4)
	(16)	21	(14)	24
Changes in non-cash working capital:
Trade and other receivables	(34)	(27)	(20)	11
Inventories	(35)	(42)	(69)	(54)
Prepaid expenses	(5)	(3)	(3)	(2)
Trade, other payables and accrued charges	15	23	(2)	1
	(59)	(49)	(94)	(44)
	(75)	(28)	(108)	(20)
Cash flows from investing activities:
Additions to property, plant and equipment	(28)	(7)	(51)	(15)
Proceeds from sale of net assets (note 11)	66	-	83	-
Other	6	1	3	2
	44	(6)	35	(13)
Cash flows from financing activities:
Change in operating bank loans	21	(1)	63	1
Cash held in trust	-	-	(2)	-
Increase in long-term debt	51	1	55	1
Repayments of long-term debt	-	(1)	(3)	(3)
Interest paid	-	-	(15)	(9)
Other	-	-	(1)	(2)
	72	(1)	97	(12)
	41	(35)	24	(45)
Foreign exchange loss (gain) on cash and cash equivalents held in foreign currencies	-	2	(3)	-
Net increase (decrease) in cash and cash equivalents	41	(33)	21	(45)

Cash and cash equivalents, beginning of period	79	56	99	68
Cash and cash equivalents, end of period	$120	$23	$120	$23

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

(unaudited) (in millions of Canadian dollars)

The Forest Products segment consists primarily of forest and sawmills operations, which produce lumber and building materials. The Specialty Cellulose and Chemical Pulp segment consists primarily of manufacturing and marketing activities of specialty cellulose and chemical pulps including the transformation and sale of resins and pulp by-products. A significant portion of chemical product sales are related to by-products generated by the two specialty cellulose pulp mills. The High-Yield Pulp segment includes the manufacturing and marketing activities of high-yield pulps. The Paper segment consists primarily of production and sales of coated bleached board and newsprint. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The basis of presentation and the accounting policies used in these business segments are the same as those described in notes 2 and 3.

The financial performance of each segment is measured based on earnings before interest, income taxes, depreciation and amortization, and other specific or non-recurring items (adjusted EBITDA). This measure is included in the internal reports that are reviewed by senior management. Segment adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating financial results relative to other entities that operate within similar businesses. Net finance costs and income tax are not allocated to operating segments.

	Quarter ended March 24, 2012
		Specialty
		Cellulose
	Forest	& Chemical	High-Yield
	Products	Pulp	Pulp	Paper	Corporate	Consolidated
Sales:
External	$86	$172	$70	$79	$-	$407
Internal	26	4	7	-	2	39
	$112	$176	$77	$79	$2	$446
Earnings (loss) before the following (adjusted EBITDA):	$(11)	$31	$(16)	$4	$(6)	$2
Depreciation and amortization	3	4	3	-	-	10
Other items	(24)	-	-	-	19	(5)
Operating earnings (loss)	$10	$27	$(19)	$4	$(25)	$(3)
Additions to property, plant & equipment	$4	$21	$1	$2	$-	$28
Total assets	$232	$502	$208	$115	$70	$1,127

	Quarter ended March 26, 2011
		Specialty
		Cellulose
	Forest	& Chemical	High-Yield
	Products	Pulp	Pulp	Paper	Corporate	Consolidated
Sales:
External	$98	$176	$95	$83	$-	$452
Internal	26	1	7	-	2	36
	$124	$177	$102	$83	$2	$488
Earnings (loss) before the following (adjusted EBITDA):	$(9)	$44	$2	$9	$(12)	$34
Depreciation and amortization	4	4	2	1	-	11
Other items	3	-	-	-	3	6
Operating earnings (loss)	$(16)	$40	$-	$8	$(15)	$17
Additions to property, plant & equipment	$1	$4	$1	$1	$-	$7
Total assets	$283	$444	$205	$131	$25	$1,088

TEMBEC INC. BUSINESS SEGMENT INFORMATION

(unaudited) (in millions of Canadian dollars)

	Six months ended March 24, 2012
		Specialty
		Cellulose
	Forest	& Chemical	High-Yield
	Products	Pulp	Pulp	Paper	Corporate	Consolidated
Sales:
External	$186	$321	$137	$164	$-	$808
Internal	52	7	14	-	4	77
	$238	$328	$151	$164	$4	$885
Earnings (loss) before the following (adjusted EBITDA):	$(22)	$58	$(25)	$14	$(11)	$14
Depreciation and amortization	6	9	6	1	-	22
Other items	(22)	-	-	-	19	(3)
Operating earnings (loss)	$(6)	$49	$(31)	$13	$(30)	$(5)
Additions to property, plant & equipment	$8	$34	$5	$4	$-	$51
Total assets	$232	$502	$208	$115	$70	$1,127

	Six months ended March 26, 2011
		Specialty
		Cellulose
	Forest	& Chemical	High-Yield
	Products	Pulp	Pulp	Paper	Corporate	Consolidated
Sales:
External	$188	$321	$195	$170	$-	$874
Internal	49	4	14	-	3	70
	$237	$325	$209	$170	$3	$944
Earnings (loss) before the following (adjusted EBITDA):	$(20)	$64	$9	$13	$(20)	$46
Depreciation and amortization	8	9	5	2	-	24
Other items	3	-	-	-	5	8
Operating earnings (loss)	$(31)	$55	$4	$11	$(25)	$14
Additions to property, plant & equipment	$3	$9	$1	$2	$-	$15
Total assets	$283	$444	$205	$131	$25	$1,088

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation

Statement of compliance

Effective September 26, 2010, the Company fully adopted International Financial Reporting Standards (IFRS) as the basis for preparation of financial information and accounting.

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34, Interim Financial Reporting, and IFRS 1, First-time Adoption of IFRS. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s 2011 annual consolidated financial statements prepared under previous Canadian Generally Accepted Accounting Principles (GAAP) and in consideration of the IFRS transition disclosures included in notes 2, 3 and 17 to these unaudited interim consolidated financial statements.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 17. This note includes reconciliations of equity and total comprehensive income for prior periods reported under the previous Canadian GAAP to those reported for those periods under IFRS.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on April 26, 2012.

Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis, except for the following items in the balance sheet:

the defined benefit liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets biological assets are measured at fair value less costs to sell liabilities for cash-settled share-based payment arrangements are measured at fair value determined in accordance with IFRS 2 embedded and freestanding derivative financial instruments are measured at fair value.

Functional and presentation currency

These interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Management believes that the Canadian dollar best reflects the currency of the primary economic environment in which Tembec operates. All financial information presented has been rounded to the nearest million, unless otherwise noted.

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

2.	Basis of presentation (continued)

Use of estimates and judgements (continued)

Significant areas requiring the use of management estimates and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the interim consolidated financial statements and that may result in material adjustments to the carrying amounts within the next fiscal year include the determination of the net realizable value of inventories, provisions, the utilization of tax losses, the measurement of defined benefit obligations and the valuation of pension and other future benefit plan assets.

Other areas requiring the use of management estimates include the determination of the value of biological assets, financial instruments, guarantees, commitments, and contingencies. It also includes collectability of accounts receivable, estimating the useful life and residual value of property, plant and equipment, as well as assessing the recoverability of property, plant and equipment, long-term receivables and deferred tax assets.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in the interim consolidated financial statements and in preparing the opening IFRS balance sheet at September 26, 2010, for the purposes of the transition to IFRS.

Basis of consolidation

These interim consolidated financial statements include the accounts of the Company. Investments over which the Corporation has effective control are fully consolidated. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each operation using exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognized in profit or loss.

Foreign operations

The assets and liabilities of foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollars using the exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using the average exchange rates during the reporting period.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the statement of earnings (loss) as part of the gain or loss on disposal.

Financial instruments

Non-derivative financial assets and liabilities

Cash and cash equivalents, trade and other receivables and long-term receivables are classified as loans and receivables, which is the Company’s only non-derivative financial asset. Operating bank loans, trade and other payables, interest payable and long-term debt are classified as other liabilities, which is the Company’s only non-derivative financial liability.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Financial instruments (continued)

Non-derivative financial assets and liabilities (continued)

The Company initially recognizes all financial assets and liabilities on the date that they are originated. Subsequent to initial recognition at fair value, the financial assets are accounted for on an amortized cost basis using the effective interest rate method. Subsequent to initial recognition at fair value plus any directly attributable transaction costs, the financial liabilities are accounted for on an amortized cost basis using the effective interest rate method.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Derivative financial instruments

The Company manages, from time to time, its foreign exchange exposure on anticipated net cash inflows, principally U.S. dollars and euros, through the use of options and forward contracts.

The Company may, from time to time, manage its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settled hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company does not currently apply hedge accounting.

The Company has also previously issued liability-classified derivatives over its own equity, all of which expired on February 29, 2012.

All derivatives are recognized initially at fair value. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for in “Net finance costs”.

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Inventories

Finished goods, work-in-process, wood chips, logs, and other raw materials are valued at the lower of cost, determined on an average cost basis, and net realizable value. In the case of manufactured inventories and work-in-process, cost includes expenditure incurred in acquiring raw materials, production or conversion costs and other costs incurred in bringing the inventory to their existing location and conditions as well as an appropriate share of production overheads based on normal operating capacity. For all raw materials to be used in the production of finished goods, net realizable value is determined on an as-converted-to-finished-goods basis. Operating, maintenance and spare parts inventories are valued at lower of average cost and net realizable value.

Property, plant and equipment

Recognition and measurement

Property, plant and equipment are recorded at cost, after deducting investment tax credits and government assistance, less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquiring and bringing the assets to a working condition for their intended use. The Company capitalizes borrowing costs, which are directly attributable to the acquisition, construction or production of qualifying assets, unless development activities on these qualifying assets are suspended, in which case borrowing costs are expensed.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Property, plant and equipment (continued)

Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to- day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

The estimated useful lives of the current and comparative periods are as follows:

Assets	Period
Buildings	20 - 30 years
Production equipment:
Pulp and paper	20 - 30 years
Sawmill	10 - 15 years
Forest access roads	3 - 20 years

Assets under construction are recognized at cost and are not depreciated as the assets are not available for use. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Biological assets

Standing timber on privately held forest land that is managed for timber production is characterized as a biological asset. Accordingly, on each balance sheet date, the biological asset is valued at its fair value less costs to sell with any change therein, as a result of growth, harvest and change in valuation assumptions, recognized in net income (loss) for the period. Standing timber is transferred to inventory at its fair value less costs to sell at the date the logs are removed from the forest. Land under standing timber is measured at cost and included in property, plant and equipment.

Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized in the Company’s balance sheet.

Impairment

Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses recognized in prior periods are assessed at each balance sheet date for any indication that the loss has decreased or no longer exists. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Impairment (continued)

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than biological assets, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit (CGU) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs reduce the carrying amounts of the assets in the unit that is subject to the impairment test on a pro rata basis.

An impairment loss recognized in prior periods is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Environmental costs

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

Reforestation obligation

Forestry legislation in British Columbia requires the industry to assume the cost of reforestation on certain harvest licences. Accordingly, the Company records a liability for the costs of reforestation in the period in which the timber is harvested. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to management’s estimates are recognized in net income as they occur.

Site restoration

In accordance with the Company’s published environmental policy and applicable legal requirements, a provision for site restoration in respect of contaminated land, and the related expense, is recognized when the land is contaminated.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs and losses are recognized on the same basis as if they arose independently of the restructuring.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Provisions (continued)

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Contingent liability

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Company, or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

Employee future benefits

Employee future benefits include pension plans and other future benefit plans. Other future benefit plans include post- retirement life insurance programs, healthcare and dental care benefits as well as certain post-employment benefits provided to disabled employees.

Defined contribution pension plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

Defined benefit pension plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realisable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the statement of earnings (loss).

The Company recognizes the current service cost in the employee future benefit costs. Interest cost and the expected return on plan assets are recognized in “Interest, foreign exchange and other”. The actuarial gains and losses arising from defined benefit plans are recognized in other comprehensive income.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Employee future benefits (continued)

Other future benefit plans

The Company’s net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in the statement of comprehensive earnings (loss) in the period in which they arise.

Other employee benefits

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under the short-term incentive plan if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Share-based compensation transactions

The Company uses the fair value based approach of accounting for all share options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company bases the accruals of compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates. Any consideration paid by plan participants in the exercise of share options or purchase of shares is credited to share capital. The contributed surplus component of share-based compensation is transferred to share capital upon the issuance of common shares.

Deferred Share Units (DSU) are recognized in compensation expense and accrued liabilities as they are awarded. DSUs are remeasured at each reporting period at fair value, until settlement.

Performance-Conditioned Restricted Share Units (PCRSU) and Performance-Conditioned Share Units (PCSU) are recognized in compensation expense and accrued liabilities when it is likely that the performance conditions attached to the unit will be met. Compensation cost is prorated based on the underlying service period and the liability is remeasured at each reporting period at fair value, until settlement.

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Sales

Sale of goods is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Investment tax credit and government assistance

Amounts received resulting from government assistance programs, including grants and investment tax credits for scientific research and experimental development, are reflected as a reduction of the cost of the asset or expense to which they relate at the time the eligible expenditure is incurred. Government financial assistance is recorded when there is reasonable assurance that the Company will comply with relevant conditions. Investment tax credits are recognized when the Company has made the qualifying expenditures and there is reasonable assurance that the credits will be realized.

Finance costs and finance income

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions and the amortization of other related transactions costs. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses, as well as gain or loss on embedded and freestanding derivative instruments, are reported on a net basis as finance cost or finance income.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Freight and other deductions

Freight associated with shipping products to customer and handling finished goods as well as discounts on prompt payment are included in Freight and other deductions in the Consolidated Statements of Earnings (Loss).

New standards and interpretation not yet adopted

IFRS 9 Financial Instruments

In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments (IFRS 9), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 R).

IFRS 9 R supersedes IFRS 9 and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 or IFRS 9 R may be applied. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements or whether to early adopt the new requirement.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

New standards and interpretation not yet adopted (continued)

IFRS 13 Fair value measurement

In May 2011, the IASB issued the standard, IFRS 13, Fair Value Measurement. The new standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements or whether to early adopt the new requirement.

Amendments to IAS 19 Employee Benefits

In June 2011, the IASB published an amended version of IAS 19, Employee Benefits. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. The amendment is generally applied retrospectively with certain exceptions. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements or whether to early adopt the new requirement.

4.	Inventories

	March 24,	Sept. 24,	Sept. 26,
	2012	2011	2010
Finished goods	$ 125	$ 112	$ 111
Logs and wood chips	87	66	64
Supplies and materials	82	83	80
	$ 294	$ 261	$ 255

Inventories carried at net realizable value	$ 48	$ 32	$ 30

During the six-month period ending in March 2012 and 2011, cost of sales consists primarily of inventories recognized as an expense. Inventories at March 24, 2012, were written down by $13 million (September 24, 2011 - $4 million; September 26, 2010 - $4 million) to reflect net realizable value being lower than cost. The write-down and reversal are included in cost of sales.

5.	Property, plant and equipment

		Net book value
	March 24,	Sept. 24,	Sept. 26,
	2012	2011	2010
Land	$11	$12	$12
Buildings	55	60	63
Production equipment:
Pulp and paper	329	335	359
Sawmill	17	31	40
Forest access roads	5	16	11
Assets under construction	69	37	11
	$486	$491	$496

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

6.	Operating bank loans

On March 4, 2011, the Company entered into a new $200 million asset-based revolving five-year working capital facility expiring in February 2016. The new facility effectively replaces the prior $205 million revolving working capital facility due to expire in December 2011. The new facility has a first priority charge over the receivables and inventories of the Company’s Canadian operations. As at March 24, 2012, the amount available, based on eligible receivables and inventories, was $150 million of which $65 million was drawn and $45 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of March 2012, the amount available was $26 million, of which $22 million was unused.

The Company’s exposure to interest rate risk, foreign currency and liquidity risk is disclosed in note 15.

7.	Long-term debt

This note provides information about the contractual terms of the Company’s long-term interest-bearing loans and borrowings, which are measured at amortized cost.

		March 24,	Sept. 24,	Sept. 26,
	Maturity	2012	2011	2010
Tembec Inc. - 6% unsecured notes	09/2012	$3	$5	$9
Tembec Industries Inc. - US $305 million (September 24, 2011 and September 26, 2010 - US $255 million), 11.25% senior secured notes	12/2018	305	262	261
Tembec French operations	Various	26	25	21
Kirkland Lake Engineered Wood Products Inc.	Various	8	8	8
Other	Various	2	2	2
		$344	$302	$301
Less current portion		19	18	17
Less net unamortized financing costs		11	13	13
		$314	$271	$271

On February 23, 2012, the Company completed an add-on offering of US $50 million in aggregate principal amount of 11.25% senior secured notes due December 15, 2018. The add-on offering notes were offered as additional notes under the indenture dated as of August 17, 2010, pursuant to which the Company had previously issued US $255 million in aggregate principal amount of 11.25% senior secured notes due December 15, 2018. The notes are senior obligations secured by a first priority lien on certain of the property and assets of the Company and the guarantors of the notes, other than receivables, inventory and certain intangibles upon which the note holders have a second priority lien. The notes are guaranteed by the Company and certain of its subsidiaries.

The notes will be treated as a single series with, and have the same terms as, the previously issued notes except that the add-on offering notes have registration rights and are subject to restrictions on transfer. After registration, the add-on offering notes are expected to trade fungibly with the previously issued notes.

The previously issued notes were issued following an exchange offer and registration with the Securities and Exchange Commission (SEC) completed on March 31, 2011. The Company entered into a registration rights agreement with the initial purchasers of the add-on offering notes to register with SEC within 270 calendar days after the original issue date, new notes having substantially identical terms as the add-on offering notes. In addition, the Company must maintain their registration with the SEC throughout the life of the notes. If the obligations under the registration rights agreement are not satisfied, the Company will be required to pay additional interest to the holders of the notes up to a maximum annual amount of US $3 million.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

7.	Long-term debt (continued)

The Company’s credit agreements contain covenants that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

The Company’s exposure to interest rate risk, foreign currency and liquidity risk is disclosed in note 15.

8.	Provisions

	March 24,	Sept. 24,	Sept. 26,
	2012	2011	2010
Reforestation obligation	$2	$15	$13
Site restoration	10	4	4
Other	5	5	5
	$17	$24	$22

Current	$2	$8	$5
Non-current	15	16	17
	$17	$24	$22

9.	Share capital

Authorized

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class A preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

11,111,111 warrants convertible in equal amount of common shares that expired on February 29, 2012.

Issued and fully paid

	March 24,	Sept. 24,	Sept. 26,
	2012	2011	2010
100,000,000 common shares	$564	$564	$564
Nil warrants (September 24, 2011 and September 26, 2010 - 11,093,943) (included in other long-term liabilities)	$-	$-	$5

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Share capital (continued)

Net earnings (loss) per share

The following table provides the reconciliation between basic and diluted net earnings (loss) per share:

	Quarters		Six months
	2012	2011	2012	2011
Net earnings (loss)	$(14)	$6	$(30)	$(5)
Weighted average number of common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Dilutive effect of employees share options and warrants	-	-	-	-
Weighted averaged number of diluted common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Basic and diluted net earnings (loss) in dollars per share	$(0.14)	$0.06	$(0.30)	$(0.05)

The warrants and employees share options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

Share-based compensation

Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period:

		March 24, 2012
		Weighted average
	Options	exercise price
Balance, beginning of year, September 24, 2011	122,020	$75.01
Options cancelled	4,905	180.31
Balance, end of period, December 24, 2011	117,115	$70.60
Options cancelled	8,857	108.81
Balance, end of period, March 24, 2012	108,258	$67.48

Of the total 13,762 options cancelled, 5,207 expired and 8,555 were forfeited.

During fiscal 2009, the Company established a Performance-Conditioned Restricted Share Units (PCRSU) plan for designated senior executives. During the December 2011 quarter, 880,968 PCRSUs were forfeited as performance conditions attached to it were not achieved, and the remaining 1,143,039 PCRSUs were paid for a total consideration of $3 million. There are no PCRSUs outstanding and this plan was terminated.

On November 17, 2010, under the Directors’ Share Award plan, non-executive members of the Board were granted 655,175 Deferred Share Units (DSU), and on January 27, 2011, 95,824 additional DSUs were granted. These DSUs are vesting in three equal amounts over the next three Annual General Shareholders' meetings beginning on January 27, 2011.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Share capital (continued)

Share-based compensation (continued)

On November 15, 2011, the Board approved the establishment of a Performance-Conditioned Share Unit (PCSU) plan. Under the PCSU plan, designated senior executives will be granted a specified number of DSUs or PCSUs annually, which vest over successive three-year periods, based on total shareholder return over the performance period as determined relative to a peer group and the increase in value of the Company’s weighted average share price over the performance period. On January 26, 2012, 373,147 DSUs were granted.

The following table summarizes the details of share-based compensation expenses relating to its different plans:

	Quarters		Six months
	2012	2011	2012	2011
Performance-conditioned restricted share unit plan	$-	$4	$-	$7
Directors' share award plan	1	2	1	3
Performance-conditioned share unit plan	-	-	-	-
	$1	$6	$1	$10

10.	Commitments

On March 16, 2012, the Company announced a $190-million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Québec. The project involves the replacement of three old boilers with a new high-pressure boiler designed to burn waste sulfite liquor, a co-product of the specialty cellulose manufacturing process, producing steam for use at the facility. The project also calls for the installation of a new electrical turbine that will increase the Temiscaming facility's electricity production capacity from its current 10 megawatts to 60 megawatts. As at the end of March 2012, the Company had incurred $16 million of capital expenditures for this project and had $2 million of outstanding commitments. Subsequent to the end of the March 2012 quarter, additional commitments were granted for an amount of $35 million.

The Company has entered into a 25-year power purchase contract with Hydro-Québec that will allow the Company to sell to Hydro-Québec up to 50 megawatts of the incremental electricity generated by the new turbine at green energy rates of $106 per MW/hour, indexed to the consumer price index.

In connection with the project, the Company entered into a $75 million term loan facility, bearing interest at 5.5%, to assist with the financing. The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan will be secured by the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire 3 million common shares of the Corporation at a price of $7 per share. As at the end of March 2012, the Company has not drawn on the facility.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

11.	Other items

The following table provides a summary of the other items by business segment of the Company:

	Quarters		Six months
	2012	2011	2012	2011
Forest Products:
Gain on sale of B.C. sawmills	$(24)	$-	$(24)	$-
Loss on sale/closure of hardwood flooring plants	-	-	2	-
Cranbrook planer mill closure charge	-	1	-	1
Taschereau sawmill closure charge	-	2	-	2
	(24)	3	(22)	3
Corporate:
Write-down of Temlam loan receivable	16	-	16	-
Costs for permanently idled facilities	3	3	7	5
Gain on sale of minority equity investment	-	-	(4)	-
	19	3	19	5
Other items	$(5)	$6	$(3)	$8

2012

On March 23, 2012, the Company sold its British Columbia Southern Interior wood products assets for proceeds of $66 million. The sale includes the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the March 2012 quarter. The following table provides information related to Balance Sheet items of the two sawmills at the time of sale:

Current assets	$35
Long-term assets	28
Current liabilities	(10)
Long-term reforestation obligations	(9)
Employee future benefits and other	(2)
$42

During the March 2012 quarter, the Company recorded a write-down of $16 million of the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. During the quarter, the cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fiber supply, the Company has concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

During the March 2012 quarter, the Company recorded a charge of $3 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. For the six-month period ended March 24, 2012, these charges amount to $7 million.

On December 22, 2011, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick.

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that has been recorded in the December 2011 quarter.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

11.	Other items (continued)

2011

During the March 2011 quarter, the Company recorded a charge of $3 million relating to several permanently idled facilities. The costs relate to pension and healthcare benefits, legal costs, site security and custodial costs. For the six-month period ended March 26, 2011, these charges amount to $5 million.

During the March 2011 quarter, the Company announced the permanent closure of the Taschereau, Quebec sawmill. The facility had been idled since October 2009. The Company recorded a charge of $2 million relating to severance and other items.

During the March 2011 quarter, the Company recorded a charge of $1 million for severance relating to the Cranbrook, British Columbia planer mill operation. The mill has been indefinitely idled since November 2007.

12.	Net finance costs

	Quarters		Six months
	2012	2011	2012	2011
Finance costs:
Interest on long-term debt	$8	$8	$16	$16
Interest on short-term debt	1	-	1	-
Bank charges and other financing expenses	1	3	2	3
Net foreign exchange loss, excluding exchange on long-term debt	1	-	2	5
Net change in fair value of warrants (note 9)	-	1	-	-
Interest capitalized on construction projects	(1)	-	(1)	-
	$10	$12	$20	$24
Finance income:
Exchange gain on long-term debt	$(6)	$(6)	$(8)	$(11)
	$(6)	$(6)	$(8)	$(11)
Net finance costs	$4	$6	$12	$13

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

13.	Income taxes

	Quarters		Six months
	2012	2011	2012	2011
Earnings (loss) before income taxes	$(7)	$11	$(17)	$1
Income tax expense (recovery) based on combined federal and provincial income tax rates of 26.3% (2011 - 27.8%)	$(2)	$3	$(5)	$-
Increase (decrease) resulting from:
Change in valuation allowance	6	1	12	5
Difference in statutory income tax rate	1	1	3	2
Non-taxable portion of exchange gain on long-term debt	(1)	(1)	(1)	(2)
Other permanent differences	3	1	4	1
	9	2	18	6
Income tax expense	$7	$5	$13	$6
Income taxes:
Current	$4	$-	$7	$1
Deferred	3	5	6	5
Income tax expense	$7	$5	$13	$6

14.	Employee future benefits

The following table presents the Company’s employee future benefit costs:

	Quarters		Six months
	2012	2011	2012	2011
Defined benefit pension plans	$2	$3	$4	$5
Other future benefit plans	-	-	1	1
Defined contribution and other retirement plans	2	2	5	5
	$4	$5	$10	$11

15.	Financial instruments

Fair value

The carrying amount of cash and cash equivalents, cash held in trust, trade and other receivables, bank indebtedness, operating bank loans, trade, other payables and accrued charges, and interest payable approximates their fair values because of the near-term maturity of those instruments. The carrying values of the long-term loans receivable also approximate their fair values.

The carrying value and the fair value of long-term debt are as follows:

	March 24,	Sept. 24,	Sept. 26,
	2012	2011	2010
Carrying value	$333	$289	$288
Fair value	$365	$294	$301

Derivative financial instruments are the only financial instruments of the Company measured at fair value on a recurring basis and have been valued in accordance with Level 1 of the fair value hierarchy, which is based on unadjusted quoted prices in an active market. The fair value of these instruments at the reporting date was negligible.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

15.	Financial instruments (continued)

Financial risk management

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 24,	Sept. 24,	Sept. 26,
	2012	2011	2010
Loans and receivables, other than cash, cash equivalents and cash held in trust	$197	$206	$236
Cash, cash equivalents and cash held in trust	$127	$105	$74

Exposure to liquidity risk

A liquidity reserve in the form of cash, cash equivalents and undrawn revolving credit facilities is maintained to assist in the solvency and financial flexibility of the Company. Liquidity reserves as at March 24, 2012, totalled $189 million. Repayment of amounts due within one year may also be funded by normal collection of current trade accounts receivable and cash on hand.

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements:

	Carrying	Contractual				After
	amount	cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$323	$556	$38	$75	$75	$368
Unsecured loans	21	24	9	8	6	1
Operating bank loans	69	69	69	-	-	-
Trade and others	243	243	243	-	-	-
	$656	$892	$359	$83	$81	$369

Foreign currency rate risk management

The Company is exposed to currency risk on sales, purchases and long-term debt that are denominated in a currency other than the Canadian dollar. The currencies in which these transactions are primarily denominated are Canadian dollar, US dollar and euro.

To reduce the impact of fluctuations in the value of the US dollar, the Company has adopted a policy, which allows for hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. As at March 24, 2012, the Company does not hold any foreign exchange contracts.

16.	Capital management

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness and operating bank loans) less cash, cash equivalents, and cash held in trust.

Total capitalization includes net debt plus provisions, accrued benefit liability, deferred income taxes, other long-term liabilities, and shareholders’ equity.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

16.	Capital management (continued)

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The debt to total capitalization ratio for the Company was 37% as at March 24, 2012 (September 24, 2011 – 27%, September 26, 2010 – 28%).

There were no changes in the Company’s approach to capital management during the period.

17.	Explanation of transition to IFRS

The accounting policies set out in note 3 have been applied in preparing the financial statements for the quarters and six- month periods ended March 24, 2012 and March 26, 2011.

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP. An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables. This note should be read in conjunction with notes 17 and 18 of the unaudited interim consolidated financial statements as at December 24, 2011 and December 25, 2010, which provide a reconciliation of the financial position of the Company as at September 26, 2010, and of the financial performance of the Company for the year ended September 24, 2011, along with additional disclosures under IFRS.

In such tables, reclassification has been made to conform to IAS 1 – Presentation of Financial Statements, minimum disclosure requirements. Additionally, in preparing its interim consolidated financial statements in accordance with IFRS 1 - First-time Adoption of International Financial Reporting Standards, the Company applied the mandatory exemptions and elected to apply the following optional exemptions from full retrospective application:

Employee benefits exemption

IFRS 1 provides the option to retrospectively apply IAS 19, Employee Benefits, for the recognition of unamortized actuarial gains and losses, past service costs and transitional obligations and assets or to recognize these balances previously deferred under previous Canadian GAAP in opening retained earnings at the Transition Date. The Company has elected to recognize all unamortized cumulative actuarial losses and past service costs at the Transition Date as an adjustment to opening retained earnings for all of its employee future benefit plans.

Foreign currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the Transition Date. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its Transition Date.

Event driven fair value of property, plant and equipment as deemed cost

IFRS 1 provides the choice of recording assets and liabilities based on a deemed cost, which can be an event driven valuation where some or all of the assets and liabilities were valued and recognized at fair value under previous Canadian GAAP. As a result of the recapitalization transaction that occurred within the Company in 2008, the Company has elected to apply this exemption to property, plant and equipment and used such event driven fair value measurements as deemed cost for IFRS at the date of that measurement.

Business combinations exemption

IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively - either from the Transition Date or a particular date prior to the Transition Date. The Company has elected to apply IFRS 3 prospectively on business combinations that occur after the Transition Date. Accordingly, business combinations prior to this date have not been restated.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued)

Share-based payment transaction exemption

IFRS 1 provides an optional exemption to the application of IFRS 2, Share-based Payment, for those share options granted subsequent to November 7, 2002, that have fully vested as at the Transition Date and to liabilities arising from share-based payment transactions that were settled before the Transition Date. The Company has elected this exemption.

Borrowing costs

IFRS 1 provides the option to apply IAS 23, Borrowing Costs, retrospectively or prospectively from the Transition Date. IAS 23 requires an entity to capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The Company elected to apply this exemption prospectively in respect of qualifying assets for which the commencement date for capitalization was on or after the Transition Date.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued) Reconciliation of Consolidated Balance Sheets

	March 26, 2011
		Previous		Effect of
		Canadian	Reclassi-	transition
	Note	GAAP	fication	to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$26	$-	$-	$26
Cash held in trust		6	-	-	6
Trade and other receivables		197	-	-	197
Inventories		309	-	-	309
Prepaid expenses		9	-	-	9
Assets held for sale		-	13	-	13
		547	13	-	560
Property, plant and equipment	(b)(c)(d)	476	-	(3)	473
Biological assets	(a)	-	-	7	7
Employee future benefits	(e)	-	11	(11)	-
Other long-term receivables		-	27	-	27
Other assets		51	(51)	-	-
Deferred tax assets		21	-	-	21
		$1,095	$-	$(7)	$1,088

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness		$3	$-	$-	$3
Operating bank loans		2	-	-	2
Trade, other payables and accrued charges	(g)	239	(6)	-	233
Interest payable		8	-	-	8
Provisions	(g)	-	6	-	6
Current portion of long-term debt		17	-	-	17
		269	-	-	269
Long-term debt		258	-	-	258
Provisions	(g)	-	22	(2)	20
Employee future benefits	(e)	-	183	53	236
Other long-term liabilities and credits	(e)(f)(g)	208	(205)	5	8
		735	-	56	791
Shareholders' equity:
Share capital	(f)	570	-	(6)	564
Contributed surplus	(h)	5	-	(5)	-
Deficit		(215)	-	(54)	(269)
Accumulated other comprehensive earnings (loss)	(c)	-	-	2	2
		360	-	(63)	297
		$1,095	$-	$(7)	$1,088

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued)

Reconciliation of Consolidated Statements of Comprehensive Earnings (Loss)

	Quarter ended March 26, 2011
		Previous	Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
Sales		$452	$-	$452
Freight and other deductions		62	-	62
Lumber export taxes		4	-	4
Cost of sales (excluding depreciation and amortization)	(a)(b)(e)	328	(1)	327
Selling, general and administrative		19	-	19
Share-based compensation		6	-	6
Depreciation and amortization	(b)	11	-	11
Other items	(e)	6	-	6
Operating earnings		16	1	17
Interest, foreign exchange and other	(c)(d)(e)(f)(g)	9	3	12
Exchange gain on long-term debt	(c)	(5)	(1)	(6)
Earnings (loss) before income taxes		12	(1)	11

Income tax expense		5	-	5
Net earnings (loss)		7	(1)	6

Other comprehensive earnings:
Foreign currency translation differences for foreign operations	(c)	-	4	4
Total comprehensive earnings (loss)		$7	$3	$10

Basic and diluted net earnings (loss) in dollars per share		$0.07		$0.06

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued)

Reconciliation of Consolidated Statements of Comprehensive Earnings (Loss) (continued)

	Six months ended March 26, 2011
		Previous	Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
Sales		$874	$-	$874
Freight and other deductions		119	-	119
Lumber export taxes		7	-	7
Cost of sales (excluding depreciation and amortization)	(a)(b)(e)	657	(2)	655
Selling, general and administrative		37	-	37
Share-based compensation		10	-	10
Depreciation and amortization	(b)	23	1	24
Other items	(e)	9	(1)	8
Operating earnings		12	2	14
Interest, foreign exchange and other	(c)(d)(e)(f)(g)	22	2	24
Exchange gain on long-term debt	(c)	(11)	-	(11)
Earnings before income taxes		1	-	1

Income tax expense	(e)	6	-	6
Net loss		(5)	-	(5)

Other comprehensive earnings:
Foreign currency translation differences for foreign operations	(c)	-	2	2
Total comprehensive earnings (loss)		$(5)	$2	$(3)

Basic and diluted net earnings (loss) in dollars per share		$(0.05)		$(0.05)

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity

	(a)	Biological assets

In accordance with IAS 41, Agriculture, the Company’s standing timber on its private timberlands is considered to be a biological asset that is measured at fair value less costs to sell at each reporting date, with changes in fair value less costs to sell recognized in net earnings (loss) at each period. As a result of this IFRS guidance, the Company’s standing timber on its private timberlands has been separately identified on the Consolidated Balance Sheet as biological assets and recorded at fair value less costs to sell.

The effect of the above on the Company’s balance sheet resulted in an increase in biological assets of $7 million at March 26, 2011, and resulted in a decrease of the deficit of $7 million.

The impact on total comprehensive earnings for the quarter ended March 26, 2011, and on total comprehensive loss for the six-month period ended March 26, 2011, was negligible.

	(b)	Component accounting

Under previous Canadian GAAP, the Company did not apply component accounting to the significant separable component parts of an item of property, plant and equipment since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting was required. Under IFRS, the major assets must be separated into components and the cost of replacement or overhaul of these components are considered to be a part of property, plant and equipment, and are amortized over their individual estimated useful lives.

The effect of the above on the Company’s balance sheet resulted in an increase in property, plant and equipment of $5 million at March 26, 2011, and resulted in a decrease of the deficit of $5 million.

Total comprehensive earnings for the quarter ended March 26, 2011, decreased by $1 million and total comprehensive loss for the six-month period ended March 26, 2011, increased by $1 million.

	(c)	Translation of foreign operations

Under previous Canadian GAAP, non-monetary assets and liabilities of the foreign operations were translated to Canadian dollars at the historical rate relevant to the particular transaction date at which such assets or liabilities were originated. Under IFRS, all assets and liabilities of the foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollar at the exchange rate prevailing at period-end and are recognized in other comprehensive loss. In accordance with IFRS 1, the Company elected to reset all cumulative translation gains and losses to zero in opening deficit at its Transition Date.

The effect of the above on the Company’s balance sheet resulted in a decrease in property, plant and equipment of $7 million at March 26, 2011, and resulted in an increase of the deficit of $7 million.

Total comprehensive earnings for the quarter ended March 26, 2011, increased by $4 million and total comprehensive loss for the six-month period ended March 26, 2011, changed by a negligible amount.

	(d)	Site restoration

Under previous Canadian GAAP, the cost of decommissioning and restoration of landfill sites were part of Property, plant and equipment and depreciated over the estimated useful life of the landfill site. Under IFRS, decommissioning and restoration costs incurred through the production of inventory are included as part of inventory costs.

The effect of the above on the Company’s balance sheet resulted in a decrease in property, plant and equipment of $1 million at March 26, 2011, and resulted in an increase of the deficit of $1 million.

The impact on total comprehensive earnings for the quarter ended March 26, 2011, and on total comprehensive loss for the six-month period ended March 26, 2011, was negligible.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity (continued)

	(e)	Recognition of unamortized actuarial losses at date of transition to IFRS into equity

As permitted by previous Canadian GAAP, the Company measured its employee future benefits obligation for accounting purposes as at June 30 of each fiscal year. This was often referred as the early measurement date accounting policy choice. Under IAS 19 - Employee Benefit, the measurement date of the employee future benefits obligation must coincide with the fiscal year-end of the Company. Therefore, upon transition to IFRS, the Company measured its employee future benefits obligation at the date of the opening balance sheet in accordance with IAS 19.

In addition, as permitted by IFRS 1 - First-time Adoption of International Financial Reporting Standards, management elected the optional exemption to recognize all unamortized cumulative actuarial losses at the transition date as an adjustment to opening retained earnings for all of its employee future benefit plans.

The cumulative effect of the above on the Company's balance sheet was to decrease employee future benefits assets by $11 million at March 26, 2011, and increase the employee future benefits liabilities by $53 million, which resulted in a corresponding increase to deficit of $64 million.

Under IFRS, the Company’s accounting policy is to recognize all actuarial gains and losses, arising on its defined benefit pension and other non-pension post retirement plans, immediately in other comprehensive earnings (loss). Total comprehensive earnings for the quarter ended March 26, 2011, increased by $1 million and total comprehensive loss for the six-month period ended March 26, 2011, decreased by $3 million.

	(f)	Warrants

Under IFRS, the warrants have been classified as a liability because of the possibility that they may be settled in cash in the event of a change of control. They are recorded at fair value with value being adjusted every quarter.

The effect of the above on the Company’s balance sheet resulted in a decrease in share capital of $6 million at March 26, 2011, and resulted in an increase of the other long-term liabilities of $5 million, and a decrease of the deficit of $1 million.

Total comprehensive earnings for the quarter ended March 26, 2011, decreased by $1 million and total comprehensive loss for the six-month period ended March 26, 2011, decreased by a negligible amount.

	(g)	Provisions

IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, has measurement differences when compared to previous Canadian GAAP. These measurement differences include the requirement to reflect the risks associated with the Company’s provisions in either the cash flows or the discount rate.

The effect of the above on the Company’s balance sheet resulted in a decrease in long-term provisions of $2 million at March 26, 2011, and resulted in a decrease of the deficit of $2 million.

The impact on total comprehensive earnings for the quarter ended March 26, 2011, and on total comprehensive loss for the six-month period ended March 26, 2011, was negligible.

	(h)	Contributed surplus

The previous Canadian GAAP requires that a future income tax asset that was not recognized at the date of a comprehensive revaluation as a result of a financial reorganization be subsequently recognized first as a reduction of any unamortized intangible asset and then in a manner consistent with the revaluation adjustment recorded at the date of the comprehensive revaluation. Under IFRS, this recognition of a future income tax asset is recorded to profit and loss.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity (continued)

(h) Contributed surplus (continued)

The effect of the above on the Company’s balance sheet resulted in a decrease in contributed surplus of $5 million at March 26, 2011, and resulted in a decrease of the deficit of $5 million.

The impact on total comprehensive earnings for the quarter ended March 26, 2011, and on total comprehensive loss for the six-month period ended March 26, 2011, was nil.

Explanation of material adjustments to the cash flow statements for fiscal 2011

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the Consolidated Balance Sheet and to the Consolidated Statements of Earnings (Loss) have resulted in reclassifications of various amounts on the Consolidated Statements of Cash Flows. There have been no significant changes to the net cash flows, other than the Company’s accounting policy choice to classify interest paid as financing activity under IFRS compared to operating activity under previous Canadian GAAP.

	Quarter ended March 26, 2011
	Cash flow from
	operating	investing	financing
	activities	activities	activities
Previous Canadian GAAP	$(32)	$(3)	$-
Reclassification for interest paid	-	-	-
Other	4	(3)	(1)
IFRS	$(28)	$(6)	$(1)

	Six months ended March 26, 2011
	Cash flow from
	operating	investing	financing
	activities	activities	activities
Previous Canadian GAAP	$(37)	$(12)	$4
Reclassification for interest paid	9	-	(9)
Other	8	(1)	(7)
IFRS	$(20)	$(13)	$(12)